Exhibit 99.1

Certificate of Continuance	Certificat de continuation

Canada Business	Loi sur les corporations
Corporations Act	commerciales canadiennes

EXTENDICARE LTD. – EXTENDICARE LTÉE	11266

Name of Corporation – Nom de la corporation	Number – Numéro

I hereby certify that the above-mentioned Corporation was continued under Section 181 of the Canada Business Corporations Act as set out in the attached articles of Continuance.	Je certifie par les présentes que la corporation mentionnée ci-haut a été continuée en vertu de l’article 181 de la Loi sur les corporations commerciales canadiennes, tel qu’indiqué dans les statuts dé continuation ci-joints.

January 15, 1979
Deputy Director - Directeur	Date of Continuance – Date de la continuation

CANADA BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES CANADIENNES
FORM 11	FORMULE 11

ARTICLES OF CONTINUANCE (SECTION 181)	STATUS DE CONTINUATION (ARTICLE 181)

1 –	Name of Corporation	Nom de la corporation
EXTEND1CARE LTD. – EXTENDICARE LTÉE

2 –	The place in Canada where the registered office is to be situated	Lieu au Canada où doit être situé le siège social

The Municipality of Metropolitan Toronto, Province of Ontario

3 –	The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d’actions que la corporation est autorisée à émattre

ARTICLE 1 – Capital

The Corporation is authorized to issue:

     1.1 Preferred Shares – An unlimited number of preferred shares without nominal or par value, issuable in series (“Preferred Shares”).

     1.2 Class A Shares – An unlimited number of non-voting Class A shares without nominal or par value (“Class A Shares”).

     1.3 Common Shares – An unlimited number of convertible common shares without nominal or par value (“Common Shares”).

ARTICLE 2 – Definitions

     In these provisions, unless there is something in the subject matter or context inconsistent therewith:

     2.1 “Act” means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended or re-enacted.

     2.2 “articles” has the meaning ascribed thereto in subsection 2(1) of the Act.

     2.3 “Corporation” means the corporation continued pursuant to the Act by articles of continuance of which these provisions form a part.

     2.4 “Director” means the Director appointed under section 253 of the Act and includes a Deputy Director appointed thereunder.

     2.5 “directors” means the directors of the Corporation and reference to any action by the directors means action taken by them by resolution as a board.

     2.6 “financial year” means the financial year adopted from time to time by the Corporation.

     2.7 “these provisions” means the provisions of articles 1 through 6.

     2.8 The expressions “article” or “section” followed by a number mean and refer to the specified article or section of these provisions.

ARTICLE 3 – Preferred Shares

     The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class are as follows.

     3.1 Directors’ right to issue in one or more series - Preferred Shares may at any time or from time to time be issued in one or more series. Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out in the articles, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, such series including, without limitation:

(a)	the rate, amount or method of calculation of dividends and whether the same are subject to adjustment;

(b)	whether such dividends are cumulative, partly cumulative or non-cumulative;

(c)	the dates, manner and currency of payments of dividends and the date from which they accrue or become payable;

(d)	if redeemable or purchasable, the redemption or purchase prices and terms and conditions or redemption or purchase, with or without provision for sinking or similar funds;

(e)	the voting rights, if any;

(f)	any conversion, exchange or reclassification rights; and

(g)	any other terms not inconsistent with these provisions;

the whole subject to the receipt by the Director of articles of amendment designating and fixing the number of Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by him of a certificate of amendment with respect thereto.

     3.2 Ranking of Preferred Shares – The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Class A Shares, the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Class A Shares, the Common Shares and the shares of any other class ranking junior to the Preferred Shares as may be fixed in accordance with section 3.1.

     3.3 Restrictions on issue of shares – No Preferred Shares or shares of a class ranking prior to or on a parity with the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs may be issued if the Corporation is in arrears in the payment of dividends on any outstanding series of Preferred Shares without the approval of the holders of the Preferred Shares given in accordance with section 3.4.

     3.4 Approval of holders of Preferred Shares – The approval of the holders of the Preferred Shares as to any matters referred to in these provisions may be given as specified below:

(a)	Any approval given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 66 2/3% of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held for such purpose upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman appointed by those present, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares.

(b)	On every poll taken at any such meeting each holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

ARTICLE 4 – Class A Shares

     The rights, privileges, restrictions and conditions attaching to the Class A Shares are as follows:

     4.1 Preferential dividends on Class A Shares – Subject to the prior rights of the holders of the Preferred Shares the holders of the Class A Shares shall be entitled to receive, and the Corporation shall pay thereon as and when declared by the directors out of moneys of the Corporation properly applicable to the payment of dividends, a non-cumulative preferential cash dividend of, or non-cumulative preferential cash dividends aggregating, 10¢ per share in each financial year payable on such date or dates in such financial year as the directors shall from time to time determine. The first non-cumulative preferential dividend payable in respect of any Class A Share resulting from the subdivision, redesignation, reclassification and change of the previously issued and outstanding common shares without nominal or par value upon continuance of the Corporation under the Act shall accrue thereon from December 1, 1978 and the first non-cumulative preferential dividend payable in respect of any Class A share subsequently issued shall accrue thereon from the date of allotment thereof unless some other date therefor is established by resolution of the directors when such share is allotted. If in any financial year the directors in their discretion shall not declare a dividend of 10¢ per share or dividends aggregating 10¢ per share on the Class A Shares the rights of the holders of the Class A Shares to such dividend or dividends or to any greater dividend than the dividend or dividends actually declared in such financial year shall be forever extinguished. No dividend shall be declared or paid on the Common Shares or the shares of any other class ranking junior to the Class A Shares in any financial year unless the preferential dividend or dividends provided for by this section 4.1 for such financial year shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and the payment thereof within such financial year authorized.

     4.2 Ordinary dividends on Class A Shares – Subject to the prior rights of the holders of the Preferred Shares, whenever in any financial year the preferential dividend or dividends as provided in section 4.1 shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and the payment thereof within such financial year authorized, the holders of the Class A Shares shall be entitled in such financial year to such further dividends (if any) as the directors in their discretion may declare; provided, however, that no such further dividend on the Class A Shares shall be declared unless contemporaneously therewith the directors shall declare a dividend, payable at the same time as such dividend on the Class A Shares, on each Common Share in an amount equal to the amount of the dividend payable at that time on each Class A Share.

     4.3 Voting – The holders of Class A Shares, as such, shall not be entitled (except as otherwise provided in the Act) to receive notice of or to attend any meeting of shareholders or to vote at any such meeting for any purpose.

     4.4 Dissolution – Subject to the prior rights of the holders of the Preferred Shares and the shares of any other Class ranking senior to the Class A Shares, the holders of the Class A Shares and the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation in equal amounts per share, without preference or distinction, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

ARTICLE 5 – Common Shares

     The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

     5.1 Conversion privilege – Subject to the provisions of this article 5, the holder of any Common Shares shall have the right, at his option, at any time to convert such Common Shares into fully paid and non-assessable Class A Shares on the basis of one Class A Share for each Common Share. The conversion privilege of the holders of Common Shares shall be transferable only with such shares and shall be inseparable therefrom.

     5.2 Manner of exercise of conversion privilege – The conversion of one or more Common Shares as permitted by section 5.1 may be effected by the surrender of the certificate or certificates representing the same at any time during usual business hours at the option of the holder at any office of any transfer agent of the Corporation at which the Common Shares are transferable or, there being no such transfer agent, at the registered office of the Corporation accompanied: (i) by payment or evidence satisfactory to the Corporation of payment of the tax (if any) payable as provided in section 5.4 or that the Corporation has not and will not have any liability in respect of such tax; and (ii) by a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing (with such execution guaranteed in such manner as the directors may from time to time require), in which instrument such holder may also elect to convert part only of the Common Shares represented by such certificate or certificates in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Common Shares represented by such certificate or certificates which have not been converted. As promptly as practicable after the surrender, as herein provided, of any Common Shares for conversion, the Corporation shall issue and deliver or cause to be delivered, to or upon the written order of the holder of the Common Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully paid and non-assessable Class A Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Common Shares shall have been surrendered for conversion, so that the rights of the bolder of such Common Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Class A Shares at such time.

      5.3 No adjustment for dividends – The registered holder of any Common Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend and the registered holder of any Class A Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Class A Shares in respect of all dividends declared payable to holders of Class A Shares of record on any date after the date of conversion. Subject as aforesaid, upon the conversion of any Common Shares the Corporation shall make no payment or adjustment on account of any dividends on the Common Shares so convened or on account of any dividends on the Class A Shares issuable upon such conversion.

     5.4 Taxes on conversion – The issuance of certificates for Class A Shares upon the conversion of Common Shares will be made without charge to the converting holders of Common Shares for any fee or tax in respect of the issuance of such certificates or the Class A Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Class A Shares are issued in respect of the issuance of such Class A Shares or the certificates therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Common Shares convened, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that the Corporation has not and will not have any liability in respect of such tax.

     5.5 Adjustment of stated capital accounts – All Common Shares converted into Class A Shares in accordance with the provisions of this article 5 shall be cancelled and on each such conversion the stated capital account maintained for the Common Shares shall be reduced and the stated capital account maintained for the Class A Shares shall be increased by an amount equal to the result obtained by multiplying the stated capital of the Common Shares by the number of Common Shares so converted divided by the number of Common Shares outstanding immediately before such conversion.

     5.6 Subdivision, consolidation, reclassification or changes – No subdivision, consolidation, reclassificationor other change of Class A Shares or Common Shares shall be authorized by the directors unless at the same time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all Class A Shares and Common Shares.

     5.7 Dividends on Common Shares – Subject to the prior rights of the holders of the Preferred Shares, whenever in any financial year the preferential dividend or dividends as provided in section 4.1 shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and the payment thereof within such financial year authorized, the holders of the Common Shares shall be entitled in such financial year to such dividends (if any) as the directors in their discretion may declare; provided, however, that no such dividend on the Common Shares shall be declared unless contemporaneously therewith the directors shall declare a further dividend, payable at the same time as such dividend on the Common Shares, on each Class A Share in an amount equal to the amount of the dividend payable at that time on each Common Share.

     5.8 Voting – The holders of Common Shares shall be entitled to one vote for each Common Share held by them at all meetings of shareholders except meetings at which only holders of another class of shares are entitled to vote.

     5.9 Dissolution – Subject to the prior rights of the holders of the Preferred Shares and the shares of any other class ranking senior to the Common Shares, the holders of the Class A Shares and the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation in equal amounts per share, without preference or distinction, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

ARTICLE 6–Continuance

     Upon continuance under the Act.

     6.1 Unissued shares – The previously authorized but unissued Preferred Snares of the par value of ten dollars ($10) each and the previously authorized but unissued common shares without nominal or par value shall be cancelled.

     6.2 Issued shares – Each of the previously issued and outstanding common shares without nominal or par value shall be subdivided, redesignated, reclassified and changed into one Class A Share and one Common Share.

4 – Restrictions if any on share transfers	Restrictions sur le transfert des actions s’il y a lieu
Not applicable

5 – Number (or minimum and maximum number) of directors	Nombre (ou nombre minimum et maximum) d’administrateurs

A minimum of 7 and a maximum of 20 with the actual number of directors to be determined, from time to time, by the board of directors

6 – Restrictions if any on businesses the corporation may carry on	Restrictions imposées quant aux entreprises que la corporation peut exploiter, s’ily a lieu
Not applicable

7 – If change of name effected, previous name	Si changement de nom a été opéré, nom antérieur
Extendicare Ltd.

8 – Other provisions if any	Autres dispositions s’il y lieu

     The board of directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or any other evidence of indebtedness or guarantee, whether secured or unsecured) of the Corporation; and

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including, without limitation, book debts, rights, powers, franchises and undertakings, to secure any debt obligations (including bonds, debentures, notes or any other evidence of indebtedness or guarantee) of the Corporation.

The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

Date	Signature	Description of Office – Description du poste

January 15, 1979		Secretary

FOR DEPARTMENTAL USE ONLY À L’USAGE DU MINISTÈRE SEULEMENT

Corporation No. – No de la corporation	Filed-Déposée

11266	January 12, 1979

Certificate of Amendment	Certificat de modification

Canada Business	Loi sur les sociétés
Corporations Act	commerciales canadiannes

EXTENDICARE LTD		11266

Name of Corporation — Dénomination de la société		Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended.		Je certifie par les présentes que les statuts de la sociéte mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☐	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de (l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Director — Directeur
November 9, 1981. Date of Amendment — Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES CORPORATIONS COMMERCIALS CANADIENNES FORMULE 4 STATUTS DE MODIFICATION (ARTICLE 27 OU 171)

1-Name of Corporation — Num de la corporation	2-Corporation No. — No de la corporation

EXTENDICARE LTD.	11266

3-The articles of the above-named corporations are amended follows:	Les statuts de la corporation ci-haut mentionnée sont modifiés de la façon suivante:

see APPENDIX A

Date	Signature	Description of office -Description de poste.
November 3, 1981		Secretary

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed — Déposée

APPENDIX A

1. Amend section 2.6 of the Articles to read as follows:

2.6 “financial year” means the financial year (other than the special financial year) adopted from time to time by the Corporation.

2. Add the following section to Article 2 of the Articles:

2.9 “special financial year” means the period from and including September 1, 1981 to and including December 31, 1981.

3. Add the following paragraph to section 4.1 of the Articles:

Notwithstanding anything to the contrary herein contained, subject to the prior rights of the holders of the Preferred Snares, the holders of the Class A Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the directors out of moneys of the Corporation properly applicable to the payment of dividends, a non-cumulative preferential cash dividend of, or non-cumulative preferential cash dividends aggregating 2 1/2 cents per share in the special financial year payable on such date or dates in such special financial year as the directors shall from time to time determine. If in the special financial year the directors in their discretion shall not declare a dividend of 2 1/2 cents per share or dividends aggregating 2 1/2 cents per share on the Class A Shares, the rights of holders of the Class A Shares to such dividend or dividends or to any greater dividend than the dividend or dividends actually declared in such special financial year shall be forever extinguished. No dividend shall be declared or paid on the Common Shares or the shares of any other class ranking junior to the Class A Shares in the special financial year unless the preferential dividend or dividends in the amount of 2 1/2 cents per share for such special financial year shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and the payment thereof within such special financial year authorized.

4. Amend section 4.2 of the Articles to read as follows:

4.2 Ordinary dividends on Class A Shares – Subject to the prior rights of holders of Preferred Shares, whenever in any financial year or the special financial year the preferential dividend or dividends as provided in section 4.1 shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and payment thereof within such financial year or special financial year authorized, the holders of the Class A Shares shall be entitled in such financial year or special financial year to such further dividends (if any) as the directors in their discretion may declare; provided, however, that no such further dividend on the Class A Shares shall be declared unless contemporaneously therewith the directors shall declare a dividend, payable at the same time as such dividend on the Class A Shares, on each Common Share in an amount equal to the amount of dividend payable at that time on each Class A Share.

5. Amend section 5.7 of the Articles to read as follows:

5.7 Dividends on Common Shares – Subject to the prior rights of the holders of Preferred Shares, whenever in any financial year or the special financial year the preferential dividend or dividends as provided in section 4.1 shall have been paid on all the Class A Shares at the time outstanding or shall have been declared and the payment thereof in such financial year or special financial year authorized, the holders of Common Shares shall be entitled in such financial year or special financial year to such dividends (if any) as the directors in their discretion may declare; provided, however, that no such dividend on the Common Shares shall be declared unless contemporaneously therewith the directors shall declare a further dividend, payable at the same time as such dividend on the Common Shares, on each Class A Share in any amount equal to the amount of the dividend payable at that time on each Common Share.

Certificate of Amendment	Certificat de modification

Canada Business Corporation Act	Loi sur les sociétés commercials canadiennes

EXTENDICARE LTD./
EXTENDICARE LTEE		11266
Name of Corporation – Dénomination de la société		Number – Numéro

I hereby certify that the Articles of		Je certifie par les présentes que
the above-mentioned Corporation		les statuts de la société mention-
were amended		née ci-haut ont été modifiés

(a)under section 13 of the Canada	☐	(a) en vertu de l’article 13 de la Loi
Business Corporations Act in ac-		sur les sociétés commerciales
cordance with the attached notice;		canadiennes conformément à l’a-
vis ci-joint;

(b)under Section 27 of the Canada	☐	(b) en vertu de l’article 27 de la Loi
Business Corporations Act as set		sur les sociétés commerciales
out in the attached Articles of		canadiennes tel qu’indiqué dans
Amendment designating a series		les clauses modificatrices ci-join-
of shares;		tes désignant une série d’actions;

(c)under Section 171 of the	☑	(c) en vertu de l’article 171 de la
Canada Business Corporations Act		Loi sur les sociétés commerciales
as set out in the attached Articles		canadiennes tel qu’indiqué dans les
of Amendment;		clauses modificatrices ci-jointes;

(d)under Section 185 of the	☐	(d) en vertu de l’article 185 de la
Canada Business Corporations Act		Loi sur les sociétés commerciales
as set out in the attached Articles		canadiennes tel qu’indiqué dans
of Reorganization;		les clauses de réorganisation ci-
jointes;

(e)under Section 185.1 of the	☐	(e) en vertu de Particle 185.1 de la
Canada Business Corporations		Loi sur les sociétés commerciales
Act as set out in the attached		canadiennes tel qu’indiqué dans
Articles of Arrangement.		les clauses d’arrangement ci-jointes.

March 18, 1982
Director — Directeur		Date of Amendment - date de la modification

CANADA BUSINESS	LOI SUR LES CORPORATIONS
CORPORATIONS ACT	COMMERCIALES CANADIENNES

FORM 4	FORMULE 4

ARTICLES Of AMENDMENT	STATUTS DE MODIFICATION
(SECTION 27 OR 171)	(ARTICLE 27 OU 171)

1-Name of Corporation — Nom de la corporation	2-Corporation No. — No de la corporation

EXTENDICARE LTD.- EXTENDICARE LTEE	11266

3-The articles of the above named corporations are amended	Les status de la corporation ci-haut mentionnée
as follows:	sont modifiés de la façon suivante:

     By amending paragraph 3 thereof by providing for the terms of the first and second series of Preferred Shares of the Corporation in accordance with the designations, rights, privileges, restrictions and conditions described in Schedule A and B hereto, respectively, which Schedules are hereby incorporated into this form.

Date	Signature	Description of Office - Description de Poste
March 17, 1982		Secretary

FOR DEPARTMENTAL USE ONLY	À L'USAGE DU MINISTÈRE SEULEMENT

Filed - Déposée
March 18, 1982

SCHEDULE A

     The first series of the Preferred Shares (hereinafter called the “Series I Shares”) of the Corporation shall consist of four million and eighty-three thousand (4,083,000) shares and no more and shall be designated as the Preferred Shares, Series I and in addition to the preferences, rights, privileges, conditions and restrictions attaching to all of the Preferred Shares as a class, the preferences, rights, privileges, limitations, conditions and restrictions attaching to the Series I Shares shall be as follows:

1. The holders of the Series I Shares shall be entitled to receive, on March 31 of each fiscal year of the Corporation beginning after November 1, 1983, in the discretion of the directors but always in preference and priority to the payment of any dividends on the Common Shares or Class A Shares for such year, out of any or all profits or surplus lawfully available for dividends, non-cumulative dividends at the rate of $.01 per share; if at any time after providing for the full dividend on the Series I Shares there shall remain any profits or surplus lawfully available for dividends, such profits or surplus or any part thereof may, in the discretion of the directors, be applied to dividends on the Common Shares and/or Class A Shares; the said dividends on the Series I Shares shall be non-cumulative and if in any fiscal year the board of directors in its discretion shall not declare the said dividends or any part thereof on the Series I Shares then the right of the holders of the Series I Shares to such dividends shall be forever extinguished; the holders of the Series I Shares shall not be entitled to any dividend other than or in excess of the non-cumulative dividends hereinbefore provided for.

2. The holders of the Series I Shares shall be entitled to notice of and to cast one vote in respect of each Series I Share held at all special and annual meetings of shareholders of the Corporation except meetings at which only holders of shares other than Common Shares are entitled to vote.

3. In the event of a liquidation, dissolution or winding up of the Corporation or the distribution of its assets among its shareholders by way of return of capital, the holders of the Series I Shares shall be entitled to receive an amount per share equal to the amount paid up thereon, together with all dividends thereon which have been declared and are unpaid, in priority to any distribution to the holders of Common Shares, the Class A Shares or any shares of any other class ranking junior to the Series I Shares; the holders of the Series I Shares shall not have the right to any further participation in the assets of the Corporation.

4. Holders of Series I Shares shall have the right at any time after October 15, 1983 up to and including November 15, 1983 to convert each such Series I Share into the number of Common Shares of the Corporation which is equal to the quotient obtained by dividing the amount paid up on such Series I Share into an amount (the “Conversion Price”) equal to the amount paid up on such Series I Share, as adjusted pursuant to paragraph 5 below; holders of Series I Shares shall have the right at any time to convert each such Series I Share into one Series II Share; holders of Series I Shares desiring to convert such shares into Common Shares or Series II Shares shall present the certificate or certificates representing Series I Shares which they desire to convert to the Corporation at the principal office of the Corporation’s transfer agent and registrar for the Common Shares of the Corporation in Toronto together with a written notice exercising the right to convert such shares in form satisfactory to the Corporation, and shall surrender such certificate or certificates and pay any necessary transfer tax and in exchange therefor shall be entitled to receive from the Corporation a certificate or certificates for the appropriate number of Common Shares or Series II Shares, as the case may be; should such conversion result in a holder being entitled to a fraction of a Common Share, such holder shall not be entered on the books of the Corporation as a shareholder in respect of such fraction of a share or receive any share certificate in respect thereof but, subject to the Canada Business Corporations Act, the Corporation shall, at its option: (a) satisfy such fractional interest by paying to such holder an amount equal to the same fraction of the price on The Toronto Stock Exchange for the last board lot trade of Common Shares on the last trading day next preceding the date of notice of conversion on which a board lot traded, or (b) deliver a transferable fractional scrip certificate which, on presentation and surrender to the corporation at its registered office, together with another or other similar scrip certificates aggregating a whole Common Share, shall entitle the person representing the same to be entered on the books of the Corporation as the holder of a Common Share and to receive a certificate therefor; if less than all of the Series I Shares represented by any certificate are to be converted a holder shall be entitled to receive a new Series

I Share certificate representing the Series I Shares comprised in the original certificate which are not to be converted; all Common Shares or Series II Shares issued with respect to any conversion of Series I Shares shall be deemed to be fully paid and non-assessable; upon the conversion of any Series I Share there shall be no payment or adjustment by the Corporation or by the holder of any Series I Share on account of any unpaid dividends on the Series I Shares surrendered for conversion or on account of any dividends on the Common Shares or Series II Shares issuable upon such conversion.

5. The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

     (a) If and whenever at any time any Series I Share is outstanding, the Corporation shall: (i) subdivide the outstanding Common Shares into a greater number of Common Shares, (ii) consolidate the outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (excepting dividends paid in the ordinary course), the Conversion Price shall, on the effective date of such subdivision or consolidation or on the record date of such stock dividend, as the case may be, be adjusted to that amount which is in the same proportion to the Conversion Price in effect immediately prior to such subdivision, consolidation or stock dividend as the aggregate number of outstanding Common Shares before giving effect to such subdivision, consolidation or stock dividend bears to the aggregate number of outstanding Common Shares after giving effect to such subdivision, consolidation or stock dividend; such adjustment shall be made successively whenever any event referred to in this subparagraph (a) shall occur; any such issue of Common Shares by way of stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subparagraphs (b) and (c) of this paragraph 5; for the purposes of this subparagraph (a) and of subparagraph (c) of this paragraph 5, “dividends paid in the ordinary course” means cash dividends paid on the Common Shares in any fiscal year of the Corporation provided that where shares in the capital of the Corporation are distributed to a holder of Common Shares pursuant to his exercise of an option to receive a dividend in the form of such shares in lieu of a cash dividend, such dividend shall be deemed to be a cash dividend if the value at which such shares are issued in satisfaction of such stock dividend is not less than 95% of the Current Market Price of the Common Shares at the time of payment thereof.

     (b) If and whenever at any time while any Series I Share is outstanding, the Corporation shall fix a record date for the issuance of rights or warrants to all or substantially all the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than the Current Market Price (as defined in subparagraph (e) of this paragraph 5) on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price (including any consideration paid or payable for the rights or warrants) of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price, and of which the denominator shall be the aggregate number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible); Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any rights or warrants are not so issued or any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be.

     (c) If and whenever at any time while any Series I Share is outstanding, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares whether of the Corporation or any other corporation, or (ii) rights, options or warrants (excluding those referred to in subparagraph (b) of this paragraph 5 or (iii) evidences of its indebtedness, or (iv) assets (excluding dividends paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the board of directors in good faith) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

     (d) There will be no adjustment of the Conversion Price in respect of any event described in subparagraph (b) or (c) of this paragraph 5 if the holders of the Series I Shares are allowed to participate as though they had converted their Series I Shares prior to the applicable record date or effective date.

     (e) For the purpose of any computation under subparagraphs (b) or (c) of this paragraph 5, the “Current Market Price” at any date means, in relation to a Common Share, the weighted average price per share for Common Shares for any 30 consecutive trading days selected by the Corporation commencing not more than 45 trading days before such date on The Toronto Stock Exchange, or, if the shares in respect of which a determination of Current Market Price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the board of directors or, if such shares are not listed on any stock exchange, then on the over-the-counter market; the weighted average price per share shall be determined by dividing the aggregate sale price of all such shares sold on the said exchange or market, as the case may be, during the said 30 consecutive trading days by the total number of such shares so sold.

     (f) In case of any reclassification of the Common Shares or Series II Shares at any time outstanding or change of the Common Shares or Series II Shares into other shares, or in case of the reconstruction, reorganization, consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or Series II Shares or a change of the Common Shares or Series II Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time before November 15, 1983, the holder of Series I Shares who thereafter shall convert such Series I Shares shall be entitled to receive, and shall accept, in lieu of the number of Common Shares or Series II Shares to which he was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reconstruction, reorganization, reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the registered holder of the number of Common Shares or Series II Shares, as the case may be, to which he was theretofore entitled upon conversion; the subdivision or consolidation of the Common Shares or Series II Shares at any time outstanding into a greater or lesser number of Common Shares or Series II Shares shall be deemed not to be a reclassification or change of the Common Shares or Series II Shares into other shares of the Corporation for the purposes of this subparagraph (f).

     (g) In any case in which this paragraph 5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series I Share converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of such conversion or such later date as such holder would, but for the provisions of this subparagraph (g), have become the holder of record of such additional Common Shares pursuant to this paragraph 5.

     (h) The adjustments provided for in this paragraph 5 are cumulative, shall, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this paragraph 5, provided that, notwithstanding any other provision of this paragraph 5, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this subparagraph (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (i) In the event of any question arising with respect to the adjustments provided in this paragraph, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation.

6. Subject to the provisions of the Canada Business Corporations Act, the terms hereof and the foregoing paragraphs may be altered, amended or repealed or the application thereof suspended in any particular case and changes made in the rights, privileges, restrictions and conditions attaching to the said Series I Shares by articles of amendment, but no such alteration, amendment, repeal or suspension shall be adopted until approved by special resolution passed by the votes of the holders of at least 2/3 of the said Series I Shares then outstanding, at a meeting specially called for the purpose.

SCHEDULE B

          The second series of the Preferred Shares (hereinafter called the “Series II Shares”) of the Corporation shall consist of four million and five hundred thousand (4,500,000) shares and no more and shall be designated as the Preferred Shares, Series II and in addition to the preferences, rights, privileges, conditions and restrictions attaching to all of the Preferred Shares as a class, the preferences, rights, privileges, limitations, conditions and restrictions attaching to the Series II Shares shall be as follows:

1. The holders of the Series II Shares shall be entitled to receive, on March 31 of each fiscal year of the Corporation beginning after November 1, 1983, in the discretion of the directors but always in preference and priority to the payment of any dividends on the Common Shares or Class A Shares for such year, out of any or all profits or surplus lawfully available for dividends, non-cumulative dividends at the rate of $.01 per share; if at any time after providing for the full dividend on the Series II Shares there shall remain any profits or surplus lawfully available for dividends, such profits or surplus or any part thereof may, in the discretion of the directors, be applied to dividends on the Common Shares and/or Class A Shares; the said dividends on the Series II Shares shall be non-cumulative and if in any fiscal year the board of directors in its discretion shall not declare the said dividends or any part thereof on the Series II Shares then the right of the holders of the Series II Shares to such dividends shall be forever extinguished; the holders of the Series II Shares shall not be entitled to any dividend other than or in excess of the non-cumulative dividends hereinbefore provided for.

2. The holders of Series II Shares, as such, shall not be entitled (except as otherwise provided in the Canada Business Corporations Act) to receive notice of or to attend any meeting of shareholders or to vote at any such meeting for any purpose.

3. In the event of a liquidation, dissolution or winding up of the Corporation or the distribution of its assets among its shareholders by way of return of capital, the holders of the Series II Shares shall be entitled to receive an amount per share equal to the amount paid up thereon, together with all dividends thereon which have been declared and are unpaid, in priority to any distribution to the holders of Common Shares, the Class A Shares or any shares of any other class ranking junior to the Series II Shares; the holders of the Series II Shares shall not have the right to any further participation in the assets of the Corporation.

4. Holders of Series II Shares shall have the right at any time after October 15, 1983 up to and including November 15, 1983 to convert each such Series II Share into the number of Class A Shares of the Corporation which is equal to the quotient obtained by dividing the amount paid up on such Series II Share into an amount (the “Conversion Price”) equal to the amount paid up on such Series II Share, as adjusted pursuant to paragraph 5 below; holders of Series II Shares desiring to convert such shares into Class A Shares shall present the certificate or certificates representing Series II Shares which they desire to convert to the Corporation at the principal office of the Corporation’s transfer agent and registrar in Toronto together with a written notice exercising the right to convert such shares in form satisfactory to the Corporation, and shall surrender such certificate or certificates and pay any necessary transfer tax and in exchange therefor shall be entitled to receive from the Corporation a certificate or certificates for the appropriate number of Class A Shares; should such conversion result in a holder being entitled to a fraction of a Class A Share, such holder shall not be entered on the books of the Corporation as a shareholder in respect of such fraction of a share or receive any share certificate in respect thereof but, subject to the Canada Business Corporations Act, the Corporation shall, at its option: (a) satisfy such fractional interest by paying to such holder an amount equal to the same fraction of the price on The Toronto Stock Exchange for the last board lot trade of Class A Shares on the last trading day next preceding the date of notice of conversion on which a board lot traded, or (b) deliver a transferable fractional scrip certificate which, on presentation and surrender to the Corporation at its registered office, together with another or other similar scrip certificates aggregating a whole Class A Share, shall entitle the person representing the same to be entered on the books of the Corporation as the holder of a Class A Share and to receive a certificate therefor; if less than all of the Series II Shares represented by any certificate are to be converted a holder shall be entitled to receive a new Series II Share certificate representing the Series II Shares comprised in the original certificate which are not to be converted; all Class A Shares issued with respect to any conversion of Series II Shares shall be deemed to be fully paid and non-assessable; upon the conversion of any Series II Share there shall be no payment or adjustment by the Corporation or by the holder of any Series II Share on account of any unpaid dividends on the Series II Shares surrendered for conversion or on account of any dividends on the Class A Shares issuable upon such conversion.

5. The Conversion Price in effect at any date shall be subject to adjustment from time to tine as follows:

     (a) If and whenever at any time any Series II Share is outstanding, the Corporation shall: (i) subdivide the outstanding Class A Shares into a greater number of Class A Shares, (ii) consolidate the outstanding Class A Shares into a lesser number of Class A Shares, or (iii) issue Class A Shares to the holders of all or substantially all of the outstanding Class A Shares by way of a stock dividend (excepting dividends paid in the ordinary course), the Conversion Price shall, on the effective date of such subdivision or consolidation or on the record date of such stock dividend, as the case may be, be adjusted to that amount which is in the same proportion to the Conversion Price in effect immediately prior to such subdivision, consolidation or stock dividend as the aggregate number of outstanding Class A Shares before giving effect to such subdivision, consolidation or stock dividend bears to the aggregate number of outstanding Class A Shares after giving effect to such subdivision, consolidation or stock dividend; such adjustment shall be made successively whenever any event referred to in this subparagraph (a) shall occur; any such issue of Class A Shares by way of stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Class A Shares under subparagraphs (b) and (c) of this paragraph 5; for the purposes of this subparagraph (a) and of subparagraph (c) of this paragraph 5, “dividends paid in the ordinary course” means cash dividends paid on the Class A Shares in any fiscal year of the Corporation provided that where shares in the capital of the Corporation are distributed to a holder of Class A Shares pursuant to his exercise of an option to receive a dividend in the form of such shares in lieu of a cash dividend, such dividend shall be deemed to be a cash dividend if the value at which such shares are issued in satisfaction of such stock dividend is not less than 95% of the Current Market Price of the Class A Shares at the time of payment thereof.

     (b) If and whenever at any time while any Series II Share is outstanding, the Corporation shall fix a record date for the issuance of rights or warrants to all or substantially all the holders of the outstanding Class A Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Class A Shares (or securities convertible into Class A Shares) at a price per share (or having a conversion or exchange price per share) less than the Current Market Price (as defined in subparagraph (e) of this paragraph 5) on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction of which the numerator shall be the total number of Class A Shares outstanding on such record date plus a number of Class A Shares equal to the number arrived at by dividing the aggregate price (including any consideration paid or payable for the rights or warrants) of the total number of additional Class A Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price, and of which the denominator shall be the aggregate number of Class A Shares outstanding on such record date plus the total number of additional Class A Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible); Class A Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any rights or warrants are not so issued or any such rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Class A Shares (or securities convertible into Class A Shares) actually issued upon the exercise of such rights or warrants, as the case may be.

     (c) If and whenever at any time while any Series II Share is outstanding, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Class A Shares of (i) shares of any class other than Class A Shares whether of the Corporation or any other corporation, or (ii) rights, options or warrants (excluding those referred to in subparagraph (b) of this paragraph 5 or (iii) evidences of its indebtedness, or (iv) assets (excluding dividends paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Class A Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the board of directors in good faith) of such shares or rights, options or warrants or evidences of indebtedness or assets, so distributed, and of which the denominator shall be the total number of Class A Shares outstanding on such record date multiplied by such Current Market Price; any Class A Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

     (d) There will be no adjustment of the Conversion Price in respect of any event described in subparagraph (b) or (c) of this paragraph 5 if the holders of the Series II Shares are allowed to participate as though they had converted their Series II Shares prior to the applicable record date or effective date.

     (e) For the purpose of any computation under subparagraphs (b) or (c) of this paragraph 5, the “Current Market Price” at any date means, in relation to a Class A Share, the weighted average price per share for Class A Shares for any 30 consecutive trading days selected by the Corporation commencing not more than 45 trading days before such date on The Toronto Stock Exchange, or, if the shares in respect of which a determination of Current Market Price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the board of directors or, if such shares are not listed on any stock exchange, then on the over-the-counter market; the weighted average price per share shall be determined by dividing the aggregate sale price of all such shares sold on the said exchange or market, as the case may be, during the said 30 consecutive trading days by the total number of such shares so sold.

     (f) In case of any reclassification of the Class A Shares at any time outstanding or change of the Class A Shares into other shares, or in the case of the reconstruction, reorganization, consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Class A Shares or a change of the Class A Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time before November 15, 1983, the holder of Series II Shares who thereafter shall convert such Series II Shares shall be entitled to receive, and shall accept, in lieu of the number of Class A Shares to which he was theretofore entitled upon such conversion, the kind and amount of shares and other securities of property which such holder would have been entitled to receive as a result of such reconstruction, reorganization, reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the registered holder of the number of Class A Shares, as the case may be, to which he was theretofore entitled upon conversion; the subdivision or consolidation of the Class A Shares at any time outstanding into a greater or lesser number of Class A Shares shall be deemed not to be a reclassification or change of the Class A Shares into other shares of the Corporation for the purposes of this subparagraph (f).

     (g) In any case in which this paragraph 5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series II Share converted after such record date and before the occurrence of such event the additional Class A Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Class A Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Class A Shares declared in favour of holders of record of Class A Shares on and after the date of such conversion or such later date as such holder would, but for the provisions of this subparagraph (g), have become the holder of record of such additional Class A Shares pursuant to this paragraph 5.

     (h) The adjustments provided for in this paragraph 5 are cumulative, shall, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this paragraph 5, provided that, notwithstanding any other provision of this paragraph 5, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this subparagraph (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (i) In the event of any question arising with respect to the adjustments provided in this paragraph, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation.

6. Subject to the provisions of the Canada Business Corporations Act, the terms hereof and the foregoing paragraphs may be altered, amended or repealed or the application thereof suspended in any particular case and changes made in the rights, privileges, restrictions and conditions attaching to the said Series II Shares by articles of amendment, but no such alteration, amendment, repeal or suspension shall be adopted until approved by special resolution passed by the votes of the holders of at least 2/3 of the said Series II Shares then outstanding, at a meeting specially called for the purpose.

CANADA BUSINESS CORPORATION ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALS CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 -Name of Corporation- Dénomination de la société	2 -Corporation No. -No de la société

EXTENDICARE LTD. — EXTENDICARE LTEE	11266

3 -The articles of the above-named corporation are amended as follows:	Les status de la société ci-haut mentionnée sont modifiés de la façon survante:

1.	The Article of Continuance (the “Articles”) of the Corporation be and are hereby amended as follows:

     Wherever there is a reference to the term “Class A Shares” or “Class A shares” anywhere in the Articles, the words “Non-voting” shall be deemed to be inserted prior thereto so that thereafter any reference to “Class A Shares” or “Class A shares” in the Articles shall be to “Non-voting Class A Shares” or “Non-voting Class A shares”, as the case may be.

2.	The provisions of Article 4 of clause 3 of the Articles, be and are hereby amended by deleting the provisions of Article 4.3 thereof and inserting the following:

“4.3 Voting — The holders of Non-voting Class A shares, as such, shall be entitled to receive notice of and to attend any meeting of shareholders but shall not be entitled (except as otherwise provided in the Act) to vote at any such meeting for any purpose.”

Date	Signature	Description of Office- Description du poste

June 3, 1983		Vice-President and Corporate Secretary

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed- Deposée
June 16, 1983

Certificate of Amendment	Certificat de modification

Canada Business	Loi sur les sociétés
Corporations Act	commerciales canadiennes

CROWNX INC.	11266-6
Name of corporation — Dénomination de la société	Number — Numéro

1 hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifte par les présentes que les statuts de la société mentionnée ci-haut ont été modifies

(a) under Section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint:

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares:	☐	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de l'article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes:

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization.	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes:

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Director — Directeur	November 29, 1983
Date of Amendment -Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALS CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 -Name of Corporation- Dénomination de la société	2 -Corporation No. -No de la société

EXTENDICARE LTD.	11266-6

3 -The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon survante:

     The name of the corporation be changed to

          Crownx Inc.

Date	Signature	Description of Office- Description du poste
November 29/83		B. J. Hutzel — Vice-President and Secretary

FOR DEPARTMENTAL USE ONLY		À L'USAGE DU MINISTÈRE SEULEMENT

Filed- Déposée
29/11/83

Certificate of Amendment	Certificat de modification

Canada Business	Loi sur les société
Corporations Act	commerciales canadiennes

CROWNX INC.	011266-6
Name of corporation — Dénomination de la société	Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under Section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☑	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☐	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes:

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization.	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Director — Directeur	April 3, 1985
Date of Amendment -Date de la modification

CANADA BUSINESS CORPORATION ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALS CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 -Name of Corporation- Dénomination de la société	2 -Corporation No. -No de la société

CROWNX INC.	011266-6

3 -The articles of the above-named corporation are amended as follows:	Les status de la société ci-haut mentionnée sont modifiés de la façon suivante:

     Pursuant to paragraph 3 thereof by fixing the number of shares in, and determining the designation, rights, privileges, restrictions and conditions attaching to, the third series of Preferred Shares of the Corporation as set out in Schedule A hereto, which Schedule is hereby incorporated into this form.

Date	Signature	Description of Office- Description du poste
April 3, 1985		Executive Vice-President, Finance

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed- Déposée April 3, 1985

Schedule A

CROWNX INC.

Resolution of the directors of Crownx Inc. (the “Corporation”) fixing the number and designating the rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares, Series I.

          WHEREAS the Corporation’s share capital includes an unlimited number of Preferred Shares without nominal or par value, which Preferred Shares may be issued in one or more series with the directors of the Corporation being entitled by resolution to fix the number of shares in each series and to designate the rights, privileges, restrictions and conditions attaching to the shares of each series;

          AND WHEREAS the directors had by resolution fixed 4,083,000 Preferred Shares as the Preferred Shares, Series I;

          AND WHEREAS all the Preferred Shares, Series I have been issued by the Corporation and subsequently purchased or otherwise acquired by the Corporation and cancelled so that there are presently no Preferred Shares, Series I authorized;

RESOLVED THAT:

          The third series of the Preferred Shares (hereinafter called the “Series I Shares”) of the Corporation shall consist of four million (4,000,000) shares and no more and shall be designated as the Convertible Preferred Shares, Series I and in addition to the preferences, rights, privileges, restrictions and conditions attaching to all of the Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series I Shares shall be as follows:

1. Dividends

1.1 Payment of Dividends

          The holders of the Series I Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends of $2.00 per share per annum, payable in equal quarterly amounts insofar as is practicable (except for the quarterly dividend payable on May 15, 1985) in lawful money of Canada, on the fifteenth day of each of the months of February, May, August and November in each year (the “Dividend Payment Dates”), the first Dividend Payment Date to be May 15, 1985. Dividends on the Series I Shares shall accrue from day to day from the date of issue thereof.

          The amount of the dividend for any period which is less than a full quarter year with respect to any Series I Share:

(i) which is issued, redeemed, purchased or converted during a quarter; or

(ii) where assets of the Corporation are distributed to the holders of the Series I Shares pursuant to clause 6 hereof during a quarter;

shall be equal to the amount (rounded to the nearest 1/100th of one cent) calculated by multiplying $0.50 by a fraction of which the numerator is the number of days in such quarter that such share has been outstanding (including the date of issue or the Dividend Payment Date at the beginning of such quarter if such share was outstanding on that date and excluding the date of redemption, purchase, conversion or distribution or the Dividend Payment Date at the end of such quarter if such share was outstanding on that date) and the denominator is the number of days in such quarter (including the Dividend Payment Date at the beginning thereof and excluding the Dividend Payment Date at the end thereof).

1.2 Method of Payment

          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series I Shares (less any tax required to be withheld by the Corporation). The mailing on or before any Dividend Payment Date of such a cheque, payable on such Dividend Payment Date, to a holder of Series I Shares shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

1.3 Cumulative Payment of Dividends

          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series I Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series I Shares shall not be entitled to any dividends other than or in excess of the fixed cumulative preferential cash dividends provided for herein.

2. Redemption

2.1 Optional Redemption

          Except as hereinafter provided in paragraph 2.3 hereof, the Series I Shares shall not be redeemable at the option of the Corporation prior to October 15, 1990. On or after October 15, 1990, but subject to the provisions of this clause 2 and of clauses 5 and 6 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior the Series I Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from tine to time any part of the then outstanding Series I Shares, on payment for each share to be redeemed of $25.00 together with an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the redemption date (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

2.2 Partial Redemption

          In case a part only of the Series I Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis, disregarding fractions, according to the number of Series I Shares held by each of the registered holders thereof. If a part only of the Series I Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

2.3 Total Redemption

          If at any time there are issued and outstanding less than 400,000 Series I Shares, subject to the provisions of this paragraph 2.3 and paragraph 2.4 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series I Shares, the Corporation may, upon giving notice as hereinafter provided, redeem all, but not less than all, of the Series I Shares then outstanding at a price of $25.00 per share together with an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the redemption date (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

2.4 Method of Redemption

          In any case of redemption of Series I Shares, the Corporation shall, not less than 30 nor more than 60 days before the date specified for redemption, send by prepaid mail or deliver to each person who at the date of such mailing or delivery is a registered holder of Series I Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series I Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series I Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, the place or places within Canada at which holders of Series I Shares may present and surrender such shares for redemption, whether the Series I Shares are convertible into Non-voting Class A Shares at any time after the date of the mailing of the notice and prior to the date specified for redemption, and the place or places within Canada at which holders of Series Shares may present and surrender such shares for conversion. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series I Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series I Shares called for redemption. Payment in respect of Series I Shares being redeemed shall be made by cheques payable to the registered holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series I Shares to deposit the Redemption Price of the Series I Shares so called for redemption, or of such of the Series I Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, or which have not at the date of such deposit been surrendered by the holders thereof for conversion into Non-voting Class A Shares of the Corporation if the Series I Shares are convertible into such class at that time, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series I Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series I Shares in respect of which such deposit shall have been made, except for those shares which, prior to the date specified for redemption, are deposited for conversion pursuant to clause 3 hereof, shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, from their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series I Shares being redeemed the Redemption Price in respect of such shares. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any such notice of redemption, the Series I Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with this paragraph 2.4, in which case the rights of the holders shall remain unaffected. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

3. Conversion Privilege

3.1 Right of Conversion

          Upon and subject to the terms and conditions hereinafter set forth, the holders of Series I Shares shall have the right

(a)	at any time up to the earlier of 4:00 p.m. (Toronto time) on October 15, 1988 and, in the case of Series I Shares called for redemption, 4:00 p.m. (Toronto time) on the third Business Day immediately preceding the date fixed for redemption, to convert Series I Shares into fully paid and non-assessable Non-voting Class A Shares of the Corporation at the conversion price (the “First Conversion Price”) of $21.25 per Non-voting Class A Share to be issued upon the conversion of Series I Shares, and

(b)	at any time after October 15, 1988 and up to the earlier of 4:00 p.m. (Toronto time) on October 15, 1990 and, in the case of Series I Shares called for redemption, 4:00 p.m. (Toronto time) on the third Business Day immediately preceding the date fixed for redemption, to convert Series I Shares into fully paid and non-assessable Non-voting Class A Shares of the Corporation, at the conversion price (the “Second Conversion Price”) of $22.50 per Non-voting Class A Share to be issued upon the conversion of Series I Shares, subject in both cases to adjustment from time to time as hereinafter provided.

3.2 Exercise of Right

          The conversion right herein provided for may be exercised by duly completing the form of exercise of conversion privilege on the back of the certificate or each of the certificates representing the Series I Shares in respect of which the holder thereof desires to exercise such right of conversion and delivering such certificate or certificates to the Transfer Agent at any office for the transfer of Series I Shares. Such form shall be signed by such holder and shall specify the number of Series I Shares which the holder desires to have converted. If less than all the Series I Shares represented by any certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series I Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

3.3 Entitlement to Dividends

          The registered holder of any Series I Share on the record date for any dividend payable on such share shall be entitled to such dividend notwithstanding that such share shall have been converted into Non-voting Class A Shares after such record date and before the payment date of such dividend, and the registered holder of a Non-voting Class A Share resulting from such conversion shall be entitled to rank equally per Non-voting Class A Share with the registered holders of all other Non-voting Class A Shares of record on any date on or after the date of such conversion.

          Subject to the foregoing and to paragraph 3.8 hereof, upon the conversion of any Series I Shares there shall be no adjustment by the Corporation or by any holder of Series I Shares on account of any dividends either on the Series I Shares surrendered for conversion or on the Non-voting Class A Shares issuable upon such conversion.

3.4 Shares Called for Redemption

          In the case of any Series I Shares which are called for redemption, the right of conversion thereof shall, notwithstanding anything herein contained, terminate at 4:00 p.m. (Toronto time) on the third Business Day immediately preceding the date fixed for redemption, provided, however, that if the Corporation shall fail to redeem such Series I Shares in accordance with the notice of redemption the right of conversion shall thereupon be restored.

3.5 Certificates

          On any conversion of Series I Shares, the certificate or certificates representing the Non-voting Class A Shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the registered holder of the Series I Shares converted or in such name or names as such holder may direct in writing (either in the notice referred to in paragraph 3.2 hereof or otherwise), provided that such holder shall pay any applicable taxes.

3.6 Timing

          The right of a holder of Series I Shares to convert the same into Non-voting Class A Shares shall be deemed to have been exercised, and such holder (or any person or persons in whose name or names such holder of Series I

Shares shall have directed a certificate or certificates representing Non-voting Class A Shares to be issued as provided in paragraph 3.5 hereof) of Series I Shares to be so converted shall be deemed to have become a holder of Non-voting Class A Shares of the Corporation for all purposes, on the date of receipt by the Transfer Agent of the certificate or certificates representing the Series I Shares to be converted with the form of exercise of conversion privilege duly completed as referred to in paragraph 3.2 hereof, notwithstanding any delay in the delivery of the certificate or certificates representing the Non-voting Class A Shares into which such Series I Shares have been converted.

3.7 No Fractional Shares

          The number of Non-voting Class A Shares to be issued upon the conversion of any Series I Shares by the registered holder thereof shall be the quotient obtained when the aggregate issue price of such Series I Shares is divided by the First Conversion Price or the Second Conversion Price, whichever is applicable. Should such quotient consist of a whole number and a fraction, then the Corporation only shall issue upon such conversion Non-voting Class A Shares in an amount equal to such whole number. The Corporation shall not issue a fraction of a share in satisfaction of such fraction resulting in respect of such conversion and a holder of Series I Shares being converted shall not be entered into the books of the Corporation as a shareholder in respect of any fraction of a share or receive any share or script certificate in respect thereof but, subject to the Canada Business Corporations Act, the Corporation shall satisfy such fractional interest by paying a cash adjustment by cheque payable to such registered holder in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being in an amount equal to the same fraction of the Current Market Price of a Non-voting Class A Share on the date the notice of conversion was given by the Corporation. If a cash adjustment is to be paid pursuant to the provisions of this paragraph 3.7, the delivery or mailing by prepaid mail of such cheque to such registered holder of Series I Shares who has exercised the holder’s right to convert shall be deemed to be payment of the cash adjustment resulting from such fractional interest unless the cheque is not paid upon due presentation. Cash adjustments that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from which the same became payable shall be forfeited to the Corporation.

3.8 Adjustment of Conversion Price

          The First Conversion Price or the Second Conversion Price (herein referred to as the “Conversion Price”) in effect at any date and the basis of conversion shall be subject to adjustment from time to time as follows:

(a)	If and whenever at any time any Series I Share is outstanding, the Company shall:

(i)	subdivide the outstanding Non-voting Class A Shares into a greater number of Non-voting Class A Shares,

(ii)	consolidate the outstanding Non-voting Class A Shares into a lesser number of Non-voting Class A Shares, or

(iii)	issue Non-voting Class A Shares or securities convertible into Non-voting Class A Shares to the holders of all or substantially all of the outstanding Non-voting Class A Shares by way of a stock dividend (excepting by way of stock dividends representing dividends paid in the ordinary course), the Conversion Price shall, on the effective date of such subdivision or consolidation or as of the record date of such stock dividend, as the case may be, be adjusted to that amount which is in the same proportion to the Conversion Price in effect immediately prior to such subdivision, consolidation or stock dividend as the aggregate number of outstanding Non-voting Class A Shares before giving effect to such subdivision, consolidation or stock dividend (plus, in the case of a stock dividend, the number of shares which would have been issued by way of stock dividend if the value at which such shares had been issued in satisfaction of the dividend had been equal to their Current Market Price at the time of declaration of the dividend) bears to the aggregate number of outstanding Non-voting Class A Shares after giving effect to such subdivision, consolidation or stock dividend; such adjustment shall be made successively whenever any event referred to in this subparagraph (a) shall occur; any such issue of Non-voting Class A Shares by way of stock dividend shall be deemed to have been made on the record date of the stock dividend for the purpose of calculating the number of outstanding Non-voting Class A Shares under subparagraphs (b) and (c) of this paragraph 3.8; for the purposes of this subparagraph (a) and of subparagraph (c) of this paragraph 3.8, “dividends paid in the ordinary course” means cash dividends paid on the Non-voting Class A Shares in any fiscal year of the Corporation provided that where shares in the capital of the Corporation are distributed to a holder of Non-voting Class A Shares in lieu of a cash dividend, such dividend shall be deemed to be a cash dividend if the value at which such shares are issued in satisfaction of such dividend is not less than 95% of the Current Market Price of the Non-voting Class A Shares at the time of declaration thereof.

     (b) If and whenever at any time while any Series I Share is outstanding, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of the outstanding Non-voting Class A Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Non-voting Class A Shares (or securities convertible into or exchangeable for Non-voting Class A Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the Current Market Price of the Non-voting Class A Shares on the date such record date is fixed, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction of which the numerator shall be the total number of Non-voting Class A Shares outstanding on such record date plus a number of Non-voting Class A Shares equal to the number arrived at by dividing the aggregate price (including any consideration paid or payable for the rights, options or warrants) of the total number of additional Non-voting Class A Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the aggregate number of Non-voting Class A Shares outstanding on such record date plus the total number of additional Non-voting Class A Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable); Non-voting Class A Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Non-voting Class A Shares (or securities convertible into or exchangeable for Non-voting Class A Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

     (c) If and whenever at any time while any Series I Share is outstanding the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Non-voting Class A Shares of

(i)	shares of any class other than Non-voting Class A Shares, or

(ii)	rights, options or warrants (excluding those referred to in subparagraph (b) of this paragraph 3.8), or

(iii)	evidences of indebtedness, or

(iv)	assets (excluding Non-voting Class A Shares paid by way of stock dividends and dividends paid in the ordinary course)

then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Non-voting Class A Shares outstanding on such record date multiplied by the Current Market Price of the Non-voting Class A Shares on such record date, less the aggregate fair market value (as determined by the directors of the Corporation in good faith) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Non-voting Class A Shares outstanding on such record date multiplied by such Current Market Price; any Non-voting Class A Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Conversion Price shall then be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

     (d) There will be no adjustment of the Conversion Price in respect of any event described in subparagraph (a) (iii), (b) or (c) of this paragraph 3.8 if the holders of the Series I Shares are allowed to participate as though they had converted their Series I Shares prior to the applicable record date or effective date, as the case may be.

     (e) At any time before October 15, 1990, in the case of any reclassification of the Non-voting Class A Shares at any time outstanding or a change of the Non-voting Class A Shares into other shares, or in the case of the reconstruction, reorganization, consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Non-voting Class A Shares or a change of the Non-voting Class A Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, the holder of Series I Shares who after any such event converts such Series I Shares shall be entitled to receive, and shall accept, in lieu of the number of Non-voting Class A Shares to which he was theretofore entitled upon such conversion, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reconstruction, reorganization, reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the registered holder of the number of Non-voting Class A Shares to which he was theretofore entitled upon conversion; the subdivision or consolidation of the Non-voting Class A Shares at any time outstanding into a greater or lesser number of Non-voting Class A Shares shall be deemed not to be a reclassification or change of the Non-voting Class A Shares into other shares of the Corporation for the purposes of this subparagraph (e).

     (f) In any case in which this paragraph 3.8 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series I Share converted after such record date and before the occurrence of such event the additional Non-voting Class A Shares issuable upon such conversion by reason of the adjustment required by such event in addition to the Non-voting Class A Shares issuable upon such conversion before giving effect to such adjustment; provided that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Non-voting Class A Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Non-voting Class A Shares declared in favour of holders of record of Non-voting Class A Shares on and after the date of such conversion or such later date as such holder would, but for the provisions of this subparagraph (f), have become the holder of record of such Non-voting Class A Shares pursuant to this clause 3.

     (g) The adjustments provided for in this paragraph 3.8 are cumulative, shall, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and shall apply (without duplication) to successive subdivisions, consolidations, distributions, issuances or other events resulting in any adjustment under the provisions of this paragraph 3.8, provided that, notwithstanding any other provision of this paragraph 3.8, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments which by reason of this subparagraph (g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (h) In the event of any question arising with respect to the adjustments provided in this paragraph 3.8, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the auditors of the Corporation); such firm shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, all shareholders, the Transfer Agent and the registrar of the Series I Shares.

3.9 Certificate as to Adjustment

          Forthwith after the occurrence of any adjustment in the Conversion Price pursuant to paragraph 3.8 hereof, the Corporation shall file with the Transfer Agent a certificate certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time give written notice to the holders of Series I Shares of the Conversion Price following such adjustment, and the provisions of paragraph 2.4 hereof with respect to the giving of notice of redemption shall apply mutatis mutandis to the giving of notice under this paragraph 3.9.

3.10 Notification

          If the Corporation intends to take any action which would require an adjustment of the Conversion Price pursuant to subparagraph (a), (b) or (c) of paragraph 3.8 hereof (other than the subdivision or consolidation of the outstanding Non-voting Class A Shares of the Corporation), the Corporation shall, at least 14 days prior to the earlier of any record date fixed for any action or the effective date for such action, notify the holders of Series I Shares by written notice setting forth the particulars of such action to the extent that such particulars have been determined at the time of giving the notice; the provisions of paragraph 2.4 hereof with respect to the giving of notice of redemption shall apply mutatis mutandis to the giving of notice under this paragraph 3.10.

4. Purchase for Cancellation

4.1 Optional Purchase

          Subject to the provisions of applicable law, to the provisions of clause 5 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series I Shares (a) at any price by invitation for tenders addressed to all of the registered holders of Series I Shares then outstanding or through the facilities of any stock exchange on which the Series I Shares are listed, or (b) in any other manner provided that in such case the price for each Series I Share so purchased for cancellation shall not exceed $25.00 plus an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the date of purchase and costs of purchase. If, in response to an invitation for tenders under the provisions of this paragraph 4.1, more Series I Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series I Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

4.2 Purchase Obligation

          Subject to the provisions of applicable law, to the provisions of clause 5 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, so long as any of the Series I Shares are outstanding, the Corporation shall make all reasonable efforts to purchase for cancellation in the open market at such time or times as the Corporation in its discretion shall determine, in each calendar quarter from and including the calendar quarter beginning January 1, 1991, 3/4 of 1% of the number of Series I Shares outstanding as at the close of business on December 31, 1990 if and to the extent that such shares are available for purchase at a price or prices not exceeding $25.00 per share plus an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the date of purchase and costs of purchase. Such obligation shall carry over to the succeeding calendar quarters in the same calendar year. If, having used all reasonable efforts as the Corporation in its sole discretion shall determine, the Corporation is unable to purchase in the 4 calendar quarters in any calendar year the aggregate number of Series I Shares the Corporation is obligated to purchase during the 4 calendar quarters of that calendar year pursuant to this paragraph 4.2, the Corporation’s obligation to purchase Series I Shares with respect to the calendar quarters in such calendar year will not carry over to the succeeding calendar year but, except as hereinafter provided, will be extinguished. If the Corporation is unable to fulfill the obligations of this provision because such purchase would be contrary to the provisions of applicable law, then such obligation shall carry over to the next succeeding calendar year. All purchases, redemptions or other acquisitions by the Corporation of Series I Shares in any calendar year, pursuant to this paragraph 4.2 or otherwise, may be applied to satisfy the purchase obligation hereunder in such calendar year. For the purposes of this paragraph 4.2., “calendar year” means a period of 12 months commencing on the first day of January in any year and “calendar quarter” means a period of 3 months commencing on the first day of January, April, July or October in any year.

5. Restrictions on Dividends and Retirement and Issue of Shares

          So long as any of the Series I Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series I Shares given as specified in clause 8:

(a)	declare, pay or set apart for payment any dividend on the Common Shares, the Non-voting Class A Shares or any other shares of the Corporation ranking as to the payment of dividends junior to the Series I Shares (other than stock dividends in shares of the Corporation ranking as to dividends junior to the Series I Shares); or

(b)	redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of any Common Shares, Non-voting Class A Shares or other shares ranking as to the return of capital junior to the Series I Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital junior to the Series I Shares); or

(c)	redeem, purchase or otherwise retire less than all the Series I Shares; or

(d)	redeem, purchase or otherwise retire any other shares of the Corporation ranking as to the payment of dividends or the return of capital on a parity with the Series I Shares; or

(e)	issue any additional Series I Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series I Shares;

unless, in each such case, all dividends then payable on the Series I Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series I Shares shall have been declared and paid or monies set apart for payment.

6. Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series I Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series I Share held by them respectively, plus an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date of distribution, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of the Common Shares or the Non-voting Class A Shares of the Corporation or shares of any other class of the Corporation ranking as to the return of capital junior to the Series I Shares. After payment to the holders of the Series I Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

7. Modification of Series

          The rights, privileges, restrictions and conditions attached to the Series I Shares may be added to, changed or removed only with the prior approval of the holders of the Series I Shares given as specified in clause 8, in addition to any vote or authorization required by law.

8. Approval of Holders of Series I Shares

          Any approval of the holders of the Series I Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series I Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series I Shares or passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Series I Shares who voted in respect of that resolution at a meeting of the holders of the Series I Shares duly called for that purpose at which the holders of at least 25% of the outstanding Series I Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjourned meeting at which the holders of Series I Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of holders of Series I Shares, each holder entitled to vote thereat shall be entitled to one vote for each Series I Share held by such holder.

9. Voting Rights

9.1 Right to Vote

          The holders of the Series I Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 8 consecutive quarterly fixed cumulative preferential cash dividends on the Series I Shares on the dates on which the same should be paid under the provisions of clause 1 hereof whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series I Shares remain in arrears, the holders of the Series I Shares shall be entitled, voting separately as a class, to elect 1 member of the board of directors of the Corporation. Nothing herein contained shall be deemed to restrict the right of the Corporation from time to time to increase or decrease the number of its directors.

9.2 Meeting to Elect Director

          For the purpose of electing directors as provided in this clause 9, the holders of the Series I Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation at which directors are to be elected. If there is not then a director who has been elected by the holders of the Series I Shares, a separate meeting of the holders of the Series I Shares shall be held at the time of such meeting. At such separate meeting, each holder of Series I Shares shall have 1 vote for each Series I Share held and a quorum for the separate meeting of the holders of the Series I Shares shall be holders of Series I Shares being not less than 2 in number and holding or representing by proxy not less than 10% of the issued Series I Shares. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting shall be those from time to time prescribed in the articles and by-laws of the Corporation with respect to meetings of shareholders.

9.3 Vacancy

          Any vacancy occurring in the member of the board elected to represent the holders of Series I Shares in accordance with the foregoing provisions of this clause may be filled by the directors. Whether or not such vacancy is so filled by the directors, the holders of record of at least 10% of the outstanding Series I Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Series I Shares for the purpose of filling the vacancy or replacing the person filling such vacancy who was appointed by the directors and the provisions of paragraph 9.2 shall apply in respect of such meeting.

9.4 Termination

          Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Series I Shares to elect a director as provided in this clause 9, the term of office of the director elected to represent the holders of Series I Shares shall terminate and the vacancy thereby created may be filled by the remaining directors.

10. Statutory Approvals

          Notwithstanding anything to the contrary contained herein, the Corporation shall not redeem, purchase for cancellation or otherwise retire, reduce or make any return of capital in respect of any Series I Shares unless the same is in accordance with the Canada Business Corporations Act.

11. Interpretation

          In the event that any date on which any dividend on the Series I Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

          Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served upon a holder of Series I Shares pursuant to those provisions shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

          For the purpose of these share provisions:

(a)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in Canada or in the Province or municipality in which the Corporation’s registered office is located?

(b)	“Current Market Price” means, at any date, in relation to any class or series or shares, the weighted average price per share for such shares for any 20 consecutive trading days selected by the Corporation commencing not more than 30 trading days before such date on The Toronto Stock Exchange, or, if the shares in respect of which a determination of Current Market Price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors of the Corporation or, if such shares are not listed on any stock exchange, then on the over-the-counter market; the weighted average price per share shall be determined by dividing the aggregate sale price of all such shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such shares so sold;

(c)	“junior share” means a share of the Corporation ranking junior to the Series I Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary;

(d)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary;

(e)	“Transfer Agent” means Montreal Trust Company or such other person, firm or corporation as the Corporation may, from time to time, appoint as the transfer agent of the Series I Shares at such locations as the Corporation may, from time to time, approve.

Certificate of Amendment	Certifical de modification

Canada Business	Loi sur les sociétés
Corporations Act	commerciales canadiennes

CROWNX INC.	11266-6
Name of Corporation-Dénomination de la Société	Number-Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☑	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☐	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointe

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

May 13, 1985 le 13 mai 1985
Director — Directeur		Date of Amendment— Date de la modification

CANADA BUSINESS	LOI SUR LES SOCIÉTÉS
CORPORATIONS ACT	COMMERCIALES CANADIENNES
FORM 4	FORMULE 4
ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
(SECTION 27 OR 171)	(ARTICLE 27 OU 171)

1 — Name of corporation — Dénomination de la société	2 — Corporation No -No de la société

CROWNX INC.	011266-6

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

          Pursuant to paragraph 3 thereof by fixing the number of shares in, and determining the designation, rights, privileges, restrictions and conditions attaching to, the fourth series of Preferred Shares of the Corporation as set out in Schedule A hereto, which Schedule is hereby incorporated into this form.

Date: May 10, 1985	Signature	Description of Office — Description du poste
Executive Vice-President, Finance

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed — Déposée
13/5/85

Schedule A

CROWNX INC.

Resolution of the directors of Crownx Inc. (the “Corporation”) fixing the number and designating the rights, privileges, restrictions and conditions attaching to the Cumulative Redeemable Preferred Shares, Series 2.

          WHEREAS the Corporation’s share capital includes an unlimited number of Preferred Shares without nominal or par value, which Preferred Shares may be issued in one or more series with the directors of the Corporation being entitled by resolution to fix the number of shares in each series and to designate the rights, privileges, restrictions and conditions attaching to the shares of each series;

RESOLVED THAT:

          The fourth series of the Preferred Shares of the Corporation shall consist of two million four hundred thousand (2,400,000) shares and no more and shall be designated as the Cumulative Redeemable Preferred Shares, Series 2 (hereinafter called the “Series 2 Shares”) and in addition to the preferences, rights, privileges, restrictions and conditions attaching to all of the Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 2 Shares shall be as follows:

1. Dividends

1.1 Payment of Dividends

          On each Dividend Payment Date the holders of the Series 2 Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount equal to the amount (rounded to the nearest 1/100th of one cent) obtained by multiplying $25.00 by one-quarter of the Annual

Dividend Rate applicable for the Quarter ended immediately before such Dividend Payment Date, the first Dividend Payment Date to be August 15, 1985. Dividends on the Series 2 Shares shall accrue from day to day from the date of issue thereof.

1.2 Dividends for a Partial Quarter

          The amount of the dividend for any period which is less than a Dividend Quarter with respect to any Series 2 Share:

(a)	which is issued, redeemed or purchased during such Dividend Quarter; or

(b)	where assets of the Corporation are distributed to the holders of the Series 2 Shares pursuant to clause 5 hereof during such Dividend Quarter;

shall be equal to the amount (rounded to the nearest 1/100th of one cent) calculated by multiplying (i) an amount equal to the amount obtained by multiplying $25.00 by one-quarter of the Annual Dividend Rate applicable for the nearest Dividend Payment Date occurring on or before the end of such period by (ii) a fraction of which the numerator is the number of days in such Dividend Quarter that such share has been outstanding (including the date of issue or the Dividend Payment Date at the beginning of such Dividend Quarter if such share was outstanding on that date and excluding the date of redemption, purchase or distribution or the Dividend Payment Date at the end of such Dividend Quarter if such share was outstanding on that date) and the denominator is the number of days in such Dividend Quarter (including the Dividend Payment Date at the beginning thereof and excluding the Dividend Payment Date at the end thereof).

1.3 Method of Payment

          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series 2 Shares (less any tax required to be withheld by the Corporation). The mailing on or before any Dividend Payment Date of such a cheque, payable on such Dividend Payment Date, to a holder of Series 2 Shares shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

1.4 Cumulative Payment of Dividends

          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series 2 Shares then outstanding, such dividends, or the unpaid part thereof, in each case in the amount determined pursuant to this clause 1 on the relevant Dividend Payment Date, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 2 Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends provided for herein.

2. Redemption

2.1 Optional Redemption

          The Series 2 Shares shall not be redeemable at the option of the Corporation on or prior to May 15, 1990. After May 15, 1990, but subject to the provisions of this clause 2 and of clauses 4 and 5 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares, on payment for each share to be redeemed of the Applicable price determined as follows:

If redeemed during the 12
months beginning May 16	Price per share
1990	$26.00
1991	$25.50
1992 and thereafter	$25.00

together with an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the redemption date (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

2.2 Partial Redemption

          In case a part only of the Series 2 Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis, disregarding fractions, according to the number of Series 2 Shares held by each of the registered holders thereof. If a part only of the Series 2 Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

2.3 Method of Redemption

          In any case of redemption of Series 2 Shares, the Corporation shall, not less than 30 nor more than 60 days before the date specified for redemption, send by prepaid mail or deliver to each person who at the date of such mailing or delivery is a registered holder of Series 2 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 2 Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Series 2 Shares may present and surrender such shares for redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series 2 Shares called for redemption. Payment in respect of Series 2 Shares being redeemed shall be made by cheques payable to the registered holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series 2 Shares to deposit the Redemption Price of the Series 2 Shares so called for redemption, or of such of the Series 2 Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 2 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date, specified for redemption in such notice, whichever is the later, the Series 2 Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, from their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 2 Shares being redeemed the Redemption Price in respect of such shares. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any such notice of redemption, the Series 2 Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with this paragraph 2.3, in which case the rights of the holders shall remain unaffected. Redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held on deposit to a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

3. Purchase for Cancellation

3.1 Optional Purchase

          Subject to the provisions of applicable law, to the provisions of clause 4 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 2 Shares (i) at any price by invitation for tenders addressed to all of the registered holders of Series 2 Shares then outstanding or through the facilities of any stock exchange on which the Series 2 Shares are listed, or (ii) in any other manner provided that in such case the price for each Series 2 Share so purchased for cancellation shall not exceed $26.00 plus an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the date of purchase if such purchase is made on or before May 15, 1990 and thereafter shall not exceed the Redemption Price which would be applicable if such shares were redeemed on the date of purchase, together in each case with costs of purchase. If, in response to an invitation for tenders under the provisions of this paragraph 3.1, more Series 2 Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 2 Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

3.2 Purchase Obligation

          Subject to the provisions of applicable law, to the provisions of clause 4 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, so long as any of the Series 2 Shares are outstanding, the Corporation shall make all reasonable efforts to purchase for cancellation in the open market at such time or times as the Corporation in its discretion shall determine, in each calendar quarter from and including the calendar quarter beginning July 1, 1990, 3/4 of 1% of the number of Series 2 Shares outstanding as at the close of business on June 30, 1990 if and to the extent that such shares are available for purchase at a price or prices not exceeding $25.00 per share plus an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the date of purchase and costs of purchase. To the extent such purchases are not made, such obligation shall carry over to the succeeding calendar quarters in the same calendar year. If, having used all reasonable efforts as the Corporation in its sole discretion shall determine, the Corporation is unable to purchase in the 4 calendar quarters in any calendar year the aggregate number of Series 2 Shares the Corporation is obligated to purchase during the 4 calendar quarters of that calendar year pursuant to this paragraph 3.2, the Corporation’s obligation to purchase Series 2 Shares with respect to the calendar quarters in such calendar year will not carry over to the succeeding calendar year but, except as hereinafter provided, will be extinguished. If the Corporation is unable to fulfill the obligations of this provision because such purchase would be contrary to the provisions of applicable law, then such obligation shall carry over to the next succeeding calendar year. All purchases, redemptions or other acquisitions by the Corporation of Series 2 Shares in any calendar year, pursuant to this paragraph 3.2 or otherwise, may be applied to satisfy the purchase obligation hereunder in such calendar year. For the purposes of this paragraph 3.2., “calendar year” means a period of 12 months commencing on the first day of January in any year and “calendar quarter” means a period of 3 months commencing on the first day of January, April, July or October in any year.

4. Restrictions on Dividends and
    Retirement and Issue of Shares

          So long as any of the Series 2 Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 2 Shares given as specified in clause 7:

(a)	declare, pay or set apart for payment any dividend on the Common Shares, the Non-voting Class A Shares or any other shares of the Corporation ranking as to the payment of dividends junior to the Series 2 Shares (other than stock dividends in shares of the Corporation ranking as to dividends junior to the Series 2 Shares); or

(b)	redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of any Common Shares, Non-voting Class A Shares or other shares ranking as to the return of capital junior to the Series 2 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital junior to the Series 2 Shares); or

(c)	redeem, purchase or otherwise retire less than all the Series 2 Shares; or

(d)	redeem, purchase or otherwise retire any other shares of the Corporation ranking as to the payment of dividends or the return of capital on a parity with the Series 2 Shares; or

(e)	issue any additional Series 2 Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 2 Shares;

unless, in each such case, all dividends then payable on the Series 2 Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the

Series 2 Shares shall have been declared and paid or monies set apart for payment.

5. Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 2 Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series 2 Share held by them respectively, plus an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date of distribution, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of the Common Shares or the Non-voting Class A Shares of the Corporation or shares of any other class of the Corporation ranking as to the return of capital junior to the Series 2 Shares. However, if such liquidation, dissolution or winding-up is voluntary, in lieu of the foregoing the holders of the Series 2 Shares will be entitled to receive $26.00 plus an amount equal to all dividends accrued and unpaid thereon up to and including the date of distribution if the distribution occurs on or prior to May 15, 1990 and if the distribution occurs thereafter, to receive an amount per share equal to the Redemption Price which would be applicable if such shares were to be redeemed on the date of distribution. After payment to the holders of the Series 2 Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

6. Modification of Series

          The rights, privileges, restrictions and conditions attached to the Series 2 Shares may be added to, changed or removed only with the prior approval of the holders of the Series 2 Shares given as specified in clause 7, in addition to any vote or authorization required by law.

7. Approval of Holders of Series 2 Shares

          Any approval of the holders of the Series 2 Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series 2 Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 2 Shares or passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Series 2 Shares who voted in respect of that resolution at a meeting of the holders of the Series 2 Shares duly called for that purpose at which the holders of at least 25% of the outstanding Series 2 Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjourned meeting at which the holders of Series 2 Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of holders of Series 2 Shares, each holder entitled to vote thereat shall be entitled to one vote for each Series 2 Share held by such holder.

     8. Voting Rights

     8.1 Right to Vote

          The holders of the Series 2 Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 8 consecutive quarterly cumulative preferential cash dividends on the Series 2 Shares on the dates on which the same should be paid under the provisions of clause 1 hereof whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 2 Shares remain in arrears, the holders of the

Series 2 Shares shall be entitled, voting separately as a class with all other holders of Preferred Shares who have such right in similar circumstances, to elect 1 member of the board of directors of the Corporation. Nothing herein contained shall be deemed to restrict the right of the Corporation from time to time to increase or decrease the number of its directors.

8.2 Meeting to Elect Director

          For the purpose of electing directors as provided in this clause 8, the holders of the Series 2 Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation at which directors are to be elected. If there is not then a director who has been elected by the holders of Preferred Shares entitled to vote as provided in paragraph 8.1, a separate meeting of the holders of such Preferred Shares shall be held at the time of such meeting. At such separate meeting, each holder of Series 2 Shares shall have 1 vote for each Series 2 Share held, each holder of each other series of such Preferred Shares shall have 1 vote in respect of each $25.00 of issue price of such Preferred Shares held by such holder and a quorum for the separate meeting of the holders of such Preferred Shares shall be holders of each series of such Preferred Shares being not less than 2 in number and holding or representing by proxy not less than 10% of the Preferred Shares of such series. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting shall be those from time to time prescribed in the articles and by-laws of the Corporation with respect to meetings of shareholders.

8.3 Vacancy

          Subject to the Canada Business Corporations Act, any vacancy occurring in the member of the board elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 8 may be filled by the directors. Whether or not such vacancy is so filled by the directors, the holders of record of at least 10% of the outstanding Series 2 Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares entitled to vote as provided in paragraph 8.1 for the purpose of filling the vacancy or replacing the person filling such vacancy who was appointed by the directors, and the provisions of paragraph 8.2 shall apply in respect of such meeting.

8.4 Termination

          Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Preferred Shares to elect a director as provided in this clause 8, the term of office of the director elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 8 shall terminate and the vacancy thereby created may be filled by the remaining directors.

9. Statutory Compliance

          Notwithstanding anything to the contrary contained herein, the Corporation shall not redeem, purchase for cancellation or otherwise retire, reduce or make any return of capital in respect of any Series 2 Shares unless the same is in accordance with the Canada Business Corporations Act.

10. Interpretation

          In the event that any date on which any dividend on the Series 2 Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

          Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served upon a holder of Series 2 Shares pursuant to these provisions shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

For the purpose of these share provisions:

(a)	“Annual Dividend Rate” means:

(i)	in respect of each Dividend Payment Date occurring on or before May 15, 1990, 9.375%; and

(ii)	in respect of each Dividend Payment Date occurring after May 15, 1990, 71% of the Canadian Prime for the Quarter ending immediately before the relevant Dividend Payment Date;

(b)	“Banks” collectively means any two of The Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the Transfer Agent not less than 2 Business Days prior to the relevant Dividend Payment Date and, until such notice is given, collectively means The Royal Bank of Canada and The Toronto-Dominion Bank;

(c)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in Canada or in the Province or municipality in which the Corporation’s registered office is located;

(d)	“Canadian Prime” for a Quarter is the arithmetic average of the Prime Interest Rates in effect on each of the days of that Quarter;

(e)	“Dividend Payment Dates” means the fifteenth day of each of February, May, August and November in each year;

(f)	“Dividend Quarter” means the period from a Dividend Payment Date to the next succeeding Dividend Payment Date;

(g)	“Prime Interest Rate” for any day is the arithmetic average of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made in Toronto. If one of the Banks does not have such an interest rate in effect on a day, the Prime Interest Rate for such day shall be such interest rate in effect for that day of the other Bank; if both of the Banks do not have such an interest rate in effect for a day, the Prime Interest Rate for that day shall be equal to 1.5% per annum plus the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect for a day and the Bank of Canada does not report such average yield per annum, the Prime Interest Rate shall be equal to the Prime Interest Rate for the next preceding day. The Prime Interest Rate and the Canadian Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Shares;

(h)	“Quarter” is a period of 3 consecutive calendar months commencing on the first day of January, April, July or October;

(i)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary;

(j)	“ranking as to dividends” means ranking with respect to the payment of dividends by the Corporation on its shares; and

(k)	“Transfer Agent” means Canada Permanent Trust Company or such other person, firm or corporation as the Corporation may, from time to time, appoint as the transfer agent of the Series 2 Shares at such locations as the Corporation may, from time to time, approve.

Consumer and Corporation Afffairs Canada	Consommation et Corporations Canada

Certificate of Amendment	Certificat de modification

Canada Business	Loi sur les sociétés
Corporation Act	commerciales canadiennes

CROWNX INC.		11266-6

Name of corporation – Dénomination de la société		Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☑	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment:	☐	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Le Directeur

December 18, 1985 le 18 décembre 1985

Director		Date of Amendment — Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 — Name of Corporation - Denomnation de la société	2 — Corporation No — Nº de la société

CROWNX INC.	011266-6

3 — The of the above-named corporation are amended	Les statuts de la société ci-haut mentionnée sont modifiés de la
as follows:	façon suivante.

1. Pursuant to paragraph 3 thereof by fixing the number of shares in, and determining the designation, rights, privileges, restrictions and conditions attaching to, the fifth and sixth series of Preferred Shares of the Corporation as set out in Schedule A hereto, which Schedule is incorporated into this form.

Date	Signature	Description of Office — Description du poste

December 18, 1985		Executive Vice-President, Finance

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed — Déposée

18-12-85

Schedule A

CROWNX INC.

Resolution of the directors of Crownx Inc. (the “Corporation”) fixing the number and designating the rights, privileges, restrictions and conditions attaching to the Adjustable Dividend Preferred Shares, Series 3 and the Adjustable Dividend Preferred Shares, Series 4.

          WHEREAS the Corporation’s share capital includes an unlimited number of Preferred Shares without nominal or par value, which Preferred Shares may be issued in one or more series with the directors of the Corporation being entitled by resolution to fix the number of shares in each series and to designate the rights, privileges, restrictions and conditions attaching to the shares of each series; and

          WHEREAS the directors of the Corporation have determined to designate two further series of Preferred Shares, having attached thereto the rights, privileges, restrictions and conditions hereinafter set forth, the shares of each such series being convertible on the terms hereinafter set forth into the shares of the other series;

RESOLVED THAT:

     (a) The fifth and sixth series of the Preferred Shares of the Corporation shall be designated respectively as “Adjustable Dividend Preferred Shares, Series 3” (herein after called the “Series 3 Preferred Shares”) and as “Adjustable Dividend Preferred Shares, Series 4” (herein after called the “Series 4 Preferred Shares”).

     (b) Subject to any further designation as provided in part (c) of this resolution, the number of shares of each of the Series 3 Preferred Shares and Series 4 Preferred Shares shall be fixed as 4,000,000 provided that:

(i)	when Series 3 Preferred Shares have been converted into Series 4 Preferred Shares, the number of unissued Series 3 Preferred Shares shall be increased by the number of Series 4 Preferred Shares issued as a result of conversion; and

(ii)	when Series 4 Preferred Shares have been converted into Series 3 Preferred Shares, the number of unissued Series 4 Preferred Shares shall be increased by the number of Series 3 Preferred Shares issued as a result of conversion;

so that the number of unissued shares of each such series shall be sufficient at all times to permit conversion pursuant hereto of the aggregate number of shares of the other series issued and outstanding at the same time.

     (c) In addition to the number of Series 3 and Series 4 Preferred Shares fixed in part (b) above of this resolution, the directors of the Corporation may designate one or more series of Preferred Shares (i) having rights, privileges, restrictions and conditions identical in all respects to the Series 3 or 4 Preferred Shares, as the case may be, and (ii) the shares of which newly designated series shall rank pari passu with and shall participate equally and proportionately without discrimination with the Series 3 or Series 4 Preferred Shares, as the case may be, as if the shares of any such latter series had been designated as part of the Series 3 or Series 4 Preferred Shares, as the case may be. Upon such designation, the authorized number of shares fixed in any such latter series may be added to and shall form part of the Series 3 or Series 4 Preferred Shares, as the case may be. In the event of any designation pursuant to this part, the directors shall designate an equal authorized number of two series of Preferred Shares, such that the authorized number of Series 3 and Series 4 Preferred Shares shall remain equal.

     (d) In addition to the preferences, rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to (i) the Series 3 Preferred Shares shall be as set forth in Part A below, and (ii) the Series 4 Preferred Shares shall be as set forth in Part B below.

PART A —	Rights, Privileges, Restrictions and Conditions Attaching to Series 3 Preferred Shares

1. Dividends

1.1 Payment of Dividends

     On each Dividend Payment Date, commencing with the first Dividend Payment Date which shall be May 15, 1986, the holders of the Series 3 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of monies of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount equal to the amount (rounded to the nearest 1/100th of one cent) obtained by multiplying $25.00 by one-quarter of the Annual Dividend Rate. Subject to paragraph 3.6, dividends on the Series 3 Preferred Shares shall accrue from day to day from the date of issue thereof.

1.2 Dividends for a Partial Quarter

     Subject to paragraph 3.6, the amount of the dividend or amount calculated by reference to the dividend for any period which is less than a Dividend Quarter (including, in the case of the original issue of Series 3 Preferred Shares, November 16, 1985 to February 15, 1986 as if it were a Dividend Quarter) with respect to any Series 3 Preferred Share:

(a)	which is issued, redeemed or purchased during such Dividend Quarter; or

(b)	where assets of the Corporation are distributed to the holders of the Series 3 Preferred Shares pursuant to clause 6 hereof during such Dividend Quarter;

shall be equal to the amount (rounded to the nearest 1/100th of one cent) calculated by multiplying (i) an amount equal to the amount obtained by multiplying $25.00 by one-quarter of the Annual Dividend Rate applicable for the nearest Dividend Payment Date occurring on or before the end of such period (treating, in the case of the original issue of Series 3 Preferred Shares, February 15, 1986 as if it were the end of such period) by (ii) a fraction of which the numerator is the number of days in such Dividend Quarter that such share has been outstanding (excluding the date of issue or the Dividend Payment Date at the beginning of such Dividend Quarter if such share was outstanding on that date and including the date of redemption, purchase or distribution or the Dividend Payment Date at the end of such Dividend Quarter if such share was outstanding on that date) and the denominator is the number of days in such Dividend Quarter (excluding the Dividend Payment Date at the beginning thereof and including the Dividend Payment Date at the end thereof).

1.3 Method of Payment

     Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series 3 Preferred Shares (less any tax required to be and deducted or withheld by on or behalf of the Corporation). The mailing on or before any Dividend Payment Date of such a cheque, payable on such Dividend Payment Date, to a holder of Series 3 Preferred Shares shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the drawee for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

1.4 Cumulative Payment of Dividends

     If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series 3 Preferred Shares then outstanding, such dividends, or the unpaid part thereof, in each case in the amount determined pursuant to this clause 1 on the relevant Dividend Payment Date, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 3 Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends provided for herein.

2. Redemption

2.1 Optional Redemption

     The Series 3 Preferred Shares shall not be redeemable at the option of the Corporation prior to February 16, 1991. On and after February 16, 1991, but subject to the provisions of this clause 2 and of clause 5 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 3 Preferred Shares, on payment for each share to be redeemed of the applicable price determined as follows:

If redeemed during the 12 month
period beginning February 16	Price per share
1991	$26.00
1992	$25.75
1993	$25.50
1994	$25.25
1995 and thereafter	$25.00

together with an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date specified for redemption (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

2.2 Partial Redemption

     In case a part only of the Series 3 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis, disregarding fractions, according to the number of Series 3 Preferred Shares held by each of the registered holders thereof. If a part only of the Series 3 Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

2.3 Method of Redemption

     In any case of redemption of Series 3 Preferred Shares, the Corporation shall, not less than 30 nor more than 60 days before the date specified for redemption, send to each registered holder of Series 3 Preferred Shares to be redeemed notice of the intention of the Corporation to redeem such Series 3 Preferred Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out: the number of Series 3 Preferred Shares held by the person to whom it is addressed which are to be redeemed; the Redemption Price; the date specified for redemption; the place or places within Canada at which holders of Series 3 Preferred Shares may present and surrender such shares for redemption; and, if applicable, a summary of any conversion rights arising from such proposed redemption. On and after the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 3 Preferred Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in the notice of redemption, of the certificate or certificates representing the Series 3 Preferred Shares called for redemption. Payment in respect of Series 3 Preferred Shares being redeemed shall be made by cheques payable to the registered holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The Corporation shall have the right at any time after the giving of notice of redemption to deposit the Redemption Price of the Series 3 Preferred Shares so called for redemption, or of such of the Series 3 Preferred Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 3 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption, whichever is the later, the Series 3 Preferred Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, from their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 3 Preferred Shares being redeemed the Redemption Price in respect of such shares. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any such notice of redemption, the Series 3 Preferred Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with this paragraph 2.3, in which case the rights of the holders shall remain unaffected. Redemption monies that are represented by a cheque which has not been presented to the drawee for payment or that otherwise remain unclaimed (including monies held on deposit in a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

3. Conversion Rights

3.1 Right to Convert

     So long as any Series 3 Preferred Shares remain outstanding, any holder thereof, upon compliance in each case with the procedures herein contained but subject to the provisions of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to or on a parity with the Series 3 Preferred Shares, shall have the right, at the holder’s option, to convert all or any of the holder’s Series 3 Preferred Shares into fully-paid and non-assessable Series 4 Preferred Shares on a share-for-share basis at each of the times or in each of the circumstances set forth below:

(i)	on February 16 in each Anniversary Year; or

(ii)	if:

(a)	Series 3 Preferred Shares have been called for redemption pursuant to clause 2 in whole but not in part; and

(b)	there are Series 4 Preferred Shares outstanding on the date specified for redemption of Series 3 Preferred Shares and there would be Series 4 Preferred Shares outstanding after giving effect to any contemporaneous call for redemption thereof as at the date specified for redemption of Series 3 Preferred Shares; or

(iii)	if the number of Series 3 Preferred Shares outstanding at any particular time should be equal to or less than 600,000 shares and if such number outstanding is less than the number of Series 4 Preferred Shares outstanding at the same time, then as at the Dividend Payment Date next succeeding a period of not less than 30 days following the notice given by the Corporation under paragraph 11.2, provided that if the Corporation should fail to give such notice then on and as at any succeeding Dividend Payment Date; or

(iv)	if:

(a)	The Corporation shall, at any particular time, have been in default of payment of dividends on the Series 3 Preferred Shares and shall at any particular time thereafter have declared and paid or set apart for payment all such dividends then accrued but unpaid; and

(b)	during the period in which the Corporation was so in default, the holders were not able to exercise the conversion rights contained in subparagraph (i) of this paragraph 3.1 due to the application of clause 5;

then on the Dividend Payment Date next succeeding the date at which the Corporation shall have paid or set apart for payment all such accrued but unpaid dividends.

3.2 Partial Conversion

     If a holder of Series 3 Preferred Shares is entitled to and does elect the right of conversion contained in subparagraph (ii) of paragraph 3.1 and also elects to convert less than all the Series 3 Preferred Shares represented by any certificate therefor, the balance of the shares represented by any such certificate shall be subject to redemption in accordance with clause 2.

3.3 Conversion Procedure

     The conversion rights herein provided may be exercised by notice in writing given to and received by the Transfer Agent for the Series 3 Preferred Shares (which notice shall be in the form of the conversion panel contained on the certificate(s) therefor or a facsimile thereof acceptable to the Transfer Agent) at any office where a register or branch register of transfers for Series 3 Preferred Shares is maintained, accompanied by the certificate(s) representing the Series 3 Preferred Shares in respect of which the holder desires to exercise the right of conversion. The notice shall be signed by the holder and shall specify the number of Series 3 Preferred Shares which the holder desires to have converted and the name or names in which the Series 4 Preferred Shares issued as a result of conversion are to be registered. If less than all of the Series 3 Preferred Shares represented by any certificate(s) accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate without charge representing the Series 3 Preferred Shares comprised in the certificate(s) surrendered as aforesaid which are not to be converted, except in the case where the remainder of such Series 3 Preferred Shares are to be redeemed in which case the Corporation shall not be obliged to issue any certificate representing such remainder. Any certificate(s) representing Series 4 Preferred Shares issued as a result of conversion shall be issued in the name of the registered holder of the Series 3 Preferred Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as the registered holder may direct in writing (either in the notice above referred to or otherwise).

3.4 Required Date of Deposit

              Certificates representing Series 3 Preferred Shares and the notice of conversion, as provided in paragraph 3.3 hereof, must be deposited at an office of the Transfer Agent referred to in clause 3.3:

(i)	in the case of conversion pursuant to subparagraph (i) of paragraph 3.1, between January 10 and February 10 in any Anniversary Year;

(ii)	in the case of conversion pursuant to subparagraph (ii) of paragraph 3.1, prior to the close of business at any such office on the third Business Day prior to the date specified for redemption; and

(iii)	in the case of conversion pursuant to either of subparagraphs (iii) or (iv) of paragraph 3.1, prior to the close of business at any such office on the Business Day prior to the applicable Dividend Payment Date(s) determined under the applicable subparagraph.

3.5 Effective Date of Conversion

            Series 3 Preferred Shares which have been converted into Series 4 Preferred Shares shall be deemed to have been so converted and the holder(s) of Series 3 Preferred Shares shall be deemed to be holders of Series 4 Preferred Shares of record, for all purposes (but subject to paragraph 3.6), on:

(i)	in the case of conversion pursuant to subparagraph (i) of paragraph 3.1, February 16 in the particular Anniversary Year in which conversion occurs;

(ii)	in the case of conversion pursuant to subparagraph (ii) of paragraph 3.1, the date specified for redemption (unless redemption should not occur, in which case the conversion shall not occur); and

(iii)	in the case of conversion pursuant to either of subparagraphs (iii) or (iv) of paragraph 3.1, the applicable Dividend Payment Date(s) determined under the applicable subparagraph.

No delay in the issue or delivery of certificates representing Series 4 Preferred Shares shall affect the effective date(s) of conversion or the rights of a registered holder of Series 4 Preferred Shares.

3.6 Dividend Adjustment

            If the date specified for redemption of any Series 3 Preferred Shares which may be converted under subparagraph (ii) of paragraph 3.1 hereof or of any Series 4 Preferred Shares which may be converted under subparagraph (ii) of paragraph 3.1 of the rights, privileges, restrictions, and conditions attaching thereto is:

(a)	prior to a dividend record date established by resolution of the directors of the Corporation for any particular Dividend Quarter, then no dividends shall accrue or be payable on any shares so converted and dividends shall accrue and be payable on the shares issued as a result of any such conversion, at the rate payable thereon, from the last immediately preceding Dividend Payment Date for the whole of that Dividend Quarter; and

(b)	is on or after a dividend record date so established, then dividends shall accrue and be payable on the shares so converted, at the rate payable thereon, for the whole of that Dividend Quarter as if any shares so converted were outstanding during the whole of that Dividend Quarter, and no dividends shall accrue and be payable on the shares issued as a result of conversion until the date following the next succeeding Dividend Payment Date.

3.7 Irrevocable Election

            The election of any holder to convert any Series 3 Preferred Shares into Series 4 Preferred Shares shall be irrevocable upon receipt by the Corporation or the Transfer Agent of notice and the certificate(s) for the shares to be converted as provided in paragraph 3.3.

3.8 Maintaining Equality of Series

            The Series 3 Preferred Shares shall not be reclassified, consolidated, subdivided, converted (except for conversions of Series 3 Preferred Shares into Series 4 Preferred Shares), exchanged for shares of another class or series or otherwise reorganized unless the Series 4 Preferred Shares are similarly affected at the same time and in the same manner.

4. Purchase for Cancellation

            Subject to the provisions of applicable law, to the provisions of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 3 Preferred Shares (i) at any price by invitation for tenders addressed to all of the registered holders of Series 3 Preferred Shares then outstanding or through the facilities of any stock exchange on which the Series 3 Preferred Shares are listed, or (ii) in any other manner provided that in such case the price for each Series 3 Preferred Share so purchased for cancellation shall not exceed $26.00 plus an amount equal to all dividends, if any, accrued and unpaid thereon up to but not including the date of purchase if such purchase is made prior to February 16, 1991 and thereafter shall not exceed the Redemption Price which would be applicable if such shares were redeemed on the date of purchase, together in each case with costs of purchase. If, in response to an invitation for tenders under the provisions of this clause 4, more Series 3 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 3 Preferred Shares to be purchased by the Corporation shall be purchased to the next lowest whole share as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation or as otherwise may be required by applicable law, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

5.	Restrictions on Dividends and Retirement and Issue of Shares

            So long as any of the Series 3 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 3 Preferred Shares or, in the case of the restriction contained in part (f) of this clause, an amendment to the rights, privileges, restrictions and conditions attaching to the Series 3 Preferred Shares, in each case given as specified in clause 8:

(a)	declare, pay or set apart for payment any dividend on the Common Shares, the Non-voting Class A Shares or any other shares of the Corporation ranking as to the payment of dividends junior to the Series 3 Preferred Shares (other than stock dividends in shares of the Corporation ranking as to dividends junior to the Series 3 Preferred Shares); or

(b)	redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of any Common Shares, Non-voting Class A Shares or other shares ranking as to the return of capital junior to the Series 3 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital junior to the Series 3 Preferred Shares); or

(c)	redeem, purchase or otherwise retire less than all the Series 3 Preferred Shares; or

(d)	redeem, purchase or otherwise retire any other shares of the Corporation ranking as to the payment of dividends or the return of capital on a parity with the Series 3 Preferred Shares; or

(e)	issue any additional Series 3 Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 3 Preferred Shares; or

(f)	issue any Series 4 Preferred Shares as a result of conversion or purported conversion of any Series 3 Preferred Shares;

unless, in each such case, all dividends then payable on the Series 3 Preferred Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 3 Preferred Shares shall have been declared and paid or monies set apart for payment.

6. Liquidation, Dissolution or Winding Up

     In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 3 Preferred Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.00 per Series 3 Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to and including the date of distribution, the whole before any amount shall be paid the Corporation or any assets of the Corporation distributed to holders of the Common Shares or the Non-voting Class A Shares of the Corporation or shares of any other class of the Corporation ranking as to the return of capital junior to the Series 3 Preferred Shares. However, if such liquidation, dissolution or winding-up is voluntary, in lieu of the foregoing the holders of the Series 3 Preferred Shares shall be entitled to receive $26.00 per Series 3 Preferred Share held by them respectively plus an amount equal to all dividends accrued and unpaid thereon up to and including the date of distribution if the distribution occurs prior to February 16, 1991 and if the distribution occurs on or after that date, to receive an amount per share equal to the Redemption Price which would be applicable if such shares were to be redeemed on the date of distribution. After payment to the holders of the Series 3 Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

7. Modification of Series

     The rights, privileges, restrictions and conditions attached to the Series 3 Preferred Shares may be added to, changed, removed or otherwise amended only with the prior approval of the holders of the Series 3 Preferred Shares given as specified in clause 8, in addition to any vote or authorization required by law.

8. Approval of Holders of Series 3 Preferred Shares

     Any approval of the holders of the Series 3 Preferred Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series 3 Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 3 Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Series 3 Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Series 3 Preferred Shares duly called for that purpose at which the holders of at least 25% of the outstanding Series 3 Preferred Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjourned meeting at which the holders of Series 3 Preferred Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by laws of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of holders of Series 3 Preferred Shares, each holder entitled to vote thereat shall be entitled to 1 vote for each Series 3 Preferred Share held by such holder.

9. Voting Rights

9.1 Right to vote

     The holders of the Series 3 Preferred Shares shall not be entitled as such (except as hereinafter specifically provided or as otherwise may be required by applicable law) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 8 consecutive quarterly cumulative preferential cash dividends on the Series 3 Preferred Shares on the dates on which the same should be paid under the provisions of clause 1 hereof whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 3 Preferred Shares remain in arrears, the holders of the Series 3 Preferred Shares shall be entitled, voting separately as a class with all other holders of Preferred Shares who have such right in similar circumstances, to elect 1 member of the board of directors of the Corporation. Nothing herein contained shall be deemed to restrict the right of the Corporation from time to time to increase or decrease the number of its directors.

9.2 Meeting to Elect Director

     For the purpose of electing directors as provided in this clause 9, the holders of the Series 3 Preferred Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation at which directors are to be elected. If there is not then a director who has been elected by the holders of Preferred Shares entitled to vote as provided in paragraph 9.1, a separate meeting of the holders of such Preferred Shares shall be held at the time of such meeting. At such separate meeting, each holder of Series 3 Preferred Shares shall have 1 vote for each Series 3 Preferred Share held, each holder of each other series of such Preferred Shares shall have 1 vote in respect of each $25.00 of issue price of such Preferred Shares held by such holder and a quorum for the separate meeting of the holders of such Preferred Shares shall be holders of each series of such Preferred Shares being not less than 2 in number and holding or representing by proxy not less than 10% of the Preferred Shares of such series. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting shall be those from time to time prescribed in the articles and by-laws of the Corporation with respect to meetings of shareholders.

9.3 Vacancy

     Subject to the Canada Business Corporations Act, any vacancy occurring in the member of the board elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 may be filled by the directors. Whether or not such vacancy is so filled by the directors, the holders of record of at least 10% of the outstanding Series 3 Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares entitled to vote as provided in paragraph 9.1 for the purpose of filling the vacancy or replacing the person filling such vacancy who was appointed by the directors, and the provisions of paragraph 9.2 shall apply in respect of such meeting.

9.4 Termination

     Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Preferred Shares to elect a director as provided in this clause 9, the term of office of the director elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 shall terminate and the vacancy thereby created may be filled by the remaining directors.

10. Statutory Compliance

     Notwithstanding anything to the contrary contained herein, the Corporation shall not redeem, purchase for cancellation or otherwise retire, reduce or make any return of capital in respect of any Series 3 Preferred Shares unless the same is in accordance with the Canada Business Corporations Act.

11. Notices Required to be Given

11.1 Notice of 5 Year Canada Rate

     The Corporation shall give notice to the registered holders of Series 3 Preferred Shares on or before January 10 in each Anniversary Year of (i) the 5 Year Canada Rate to be applicable to the Series 3 Preferred Shares during the succeeding 5 year period commencing on February 16 in that Anniversary Year and ending on February 15 in the next Anniversary Year, and (ii) a summary of the rights of conversion attaching to the Series 3 Preferred Shares.

11.2 Notice of Right to Convert

     The Corporation shall give notice to the registered holders of Series 3 Preferred Shares of any right of conversion arising under either of subparagraphs (iii) or (iv) of paragraph 3.1, as soon as practicable upon the Corporation becoming aware of the circumstances giving rise to the right of conversion.

11.3 Method

     The notices provided for in paragraphs 11.1 and 11.2 shall be given, in addition to the means provided for notices in clause 12, by publication in a daily newspaper of general circulation in each city in which the Transfer Agent maintains a register or branch register of transfers for the Series 3 Preferred Shares.

12. Interpretation

12.1 Interpretation

     In the event that any date on which any dividend on the Series 3 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation or any holder hereunder is not a Business Day, then such dividend shall be payable or such other action shall be required or permitted to be taken on or by the next succeeding date that is a Business Day.

     Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served to or upon a holder of Series 3 Preferred Shares pursuant to these provisions shall, unless some other means is specifically required, be sufficiently given, sent, delivered or otherwise served if given, sent, delivered or served by prepaid mail and shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

     If there exists any actual or apprehended disruption of mail services in any province in which there are holders of Series 3 Preferred Shares whose addresses appear on the books of the Corporation to be in such province, notice may (but need not) be given to the holders in such province by means of publication twice in two successive weeks in a newspaper of general circulation published in the capital city of such province, or if the Corporation or the Transfer Agent maintains a register or branch register of transfers for the Series 3 Preferred Shares in such province, then in the city in such province where any such register is maintained. Notice given by publication shall be deemed for all purposes to be proper notice and to have been given on the day on which the first publication is completed in any city in which notice is published.

12.2 Definitions

            For the purpose of this Part A:

(a)	“Anniversary Year” means 1991 and each fifth year thereafter.

(b)	“Annual Dividend Rate” means:

(i)	7.50% in respect of each Dividend Payment Date occurring on or before February 15, 1991; and

(ii)	72% of the 5 Year Canada Rate in respect of each Dividend Payment Date occurring after February 15, 1991.

(c)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in Canada or in the Province or municipality in which the Corporation’s registered office is located.

(d)	“close of business” means, with respect to the deposit for redemption or conversion of any Series 3 Preferred Shares, the normal closing time at the office of the Transfer Agent at which the holder of such shares makes such deposit.

(e)	“Dividend Payment Date” means the fifteenth day of each of February, May, August and November in each year.

(f)	“Dividend Quarter” means the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date.

(g)	“5 Year Canada Rate” means the average yield to maturity, expressed as an annual interest rate, certified to the Corporation by the Investment Dealers on or before December 20 in the year immediately preceding an Anniversary Year as having been determined in accordance with the Rate-Setting Procedures, which rate will become effective as of February 16 in the particular Anniversary Year and will remain in effect for 5 years until February 15 in the next succeeding Anniversary Year.

(h)	“Investment Dealer” means an investment dealer who: maintains a principal place of business in Toronto, Canada; is not affiliated or associated (within the meaning of the Canada Business Corporations Act) with the Corporation; is a distributor of and dealer as principal in Government of Canada debt securities and has rediscount privileges at the Bank of Canada; and is selected by and accepts the appointment from the Corporation for the purpose of the Rate-Setting Procedures.

(i)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

(j)	“ranking as to dividends” means ranking with respect to the payment of dividends by the Corporation on its shares.

(k)	“Rate-Setting Procedures” means the following:

(i)	on or before November 20 in each year immediately preceding an Anniversary Year, the Corporation shall select and appoint 2 Investment Dealers;

(ii)	on or before November 25 in the same year, the 2 Investment Dealers shall jointly advise the Corporation whether there exists, in their reasonable opinion which shall be binding upon the Corporation, a single Government of Canada Canadian dollar denominated bond issue then currently widely-held and actively traded which would be an appropriate issue to use to determine a representative interest rate for Government of Canada debt obligations having terms to maturity at the time of approximately 5 years;

(iii)	if, in the opinion of the Investment Dealers, such a single issue exists, the Investment Dealers will determine an average yield to maturity of such issue, calculated as the arithmetic average of the yields to maturity of such issue during each of the first 10 trading days in the month of December of that year, based on the simple average for each day within that period of the bid and ask quotations for that issue being quoted in the Toronto office of each Investment Dealer as at the close of business on each such day;

(iv)	if, in the opinion of the Investment Dealers, such a single issue does not exist, the Investment Dealers shall determine the average yield to maturity that such an issue would carry if such an issue did exist, based on a review of the yields to maturity of a portfolio of not more than 5 Representative Bonds, selected by them for that purpose and using procedures mutatis mutandis as set forth in subparagraph (iii) of this paragraph; and

(v)	upon the termination of the 10 day trading period and determination by them of the average yield to maturity as aforesaid, the Investment Dealers shall certify on or before December 20 (or as soon thereafter as possible) in that year such average (which shall be the average of the individual averages determined by each such Investment Dealer) to the Corporation.

(1)	“Representative Bonds” means Government of Canada Canadian dollar denominated bonds or other Government of Canada Canadian dollar denominated direct or guaranteed debt obligations which trade as bonds, having terms to maturity at the time of selection of not less than 3 nor more than 7 years, and which are being traded by the Investment Dealers as principals at the time of selection between 98% and 102% of par.

(m)	“Transfer Agent” means Montreal Trust Company or such other person, firm or corporation as the Corporation may, from time to time, appoint as the transfer agent of the Series 3 Preferred Shares at such locations as the Corporation may, from time to time, approve.

* * * * *

PART B — Rights, Privileges, Restrictions and Conditions Attaching to the Series 4 Preferred Shares

1. Dividends

1.1 Payment of Dividends

          On each Dividend Payment Date, the holders of the Series 4 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of monies of the Corporation properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount equal to the amount (rounded to the nearest 1/100th of one cent) obtained by multiplying $25.00 by one-quarter of the Annual Dividend Rate applicable for the Quarter ended immediately before such Dividend Payment Date. Subject to paragraph 3.6, dividends on the Series 4 Preferred Shares shall accrue from day to day from the date of issue thereof.

1.2 Dividends for a Partial Quarter

          Subject to paragraph 3.6, the amount of the dividend or amount calculated by reference to the dividend for any period which is less than a Dividend Quarter with respect to any Series 4 Preferred Share:

(a)	which is issued, redeemed or purchased during such Dividend Quarter; or

(b)	where assets of the Corporation are distributed to the holders of the Series 4 Preferred Shares pursuant to clause 6 hereof during such Dividend Quarter;

shall be equal to the amount (rounded to the nearest 1/100th of one cent) calculated by multiplying (i) an amount equal to the amount obtained by multiplying $25.00 by one-quarter of the Annual Dividend Rate applicable for the nearest Dividend Payment Date occurring on or before the end of such period by (ii) a fraction of which the numerator is the number of days in such Dividend Quarter that such share has been outstanding (excluding the date of issue or the Dividend Payment Date at the beginning of such Dividend Quarter if such share was outstanding on that date and including the date of redemption, purchase or distribution or the Dividend Payment Date at the end of such Dividend Quarter if such share was outstanding on that date) and the denominator is the number of days in such Dividend Quarter (excluding the Dividend Payment Date at the beginning thereof and including the Dividend Payment Date at the end thereof).

1.3 Method of Payment

          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series 4 Preferred Shares (less any tax required to be and deducted or withheld by or on behalf of the Corporation). The mailing on or before any Dividend Payment Date of such a cheque, payable on such Dividend Payment Date, to a holder of Series 4 Preferred Shares shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the drawee for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

1.4 Cumulative Payment of Dividends

          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series 4 Preferred Shares then outstanding, such dividends, or the unpaid part thereof, in each case in the amount determined pursuant to this clause 1 on the relevant Dividend Payment Date, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 4 Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends provided for herein.

2. Redemption

2.1 Optional Redemption

          On and after February 16, 1991, but subject to the provisions of this clause 2 and of clause 5 hereof and to the rights, privileges, preferences, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 4 Preferred Shares, on payment for each share to be redeemed of the applicable price determined as follows:

If redeemed during the 12 month
period beginning February 16	Price per share
1991	$26.00
1992	$25.75
1993	$25.50
1994	$25.25
1995 and thereafter	$25.00

together with an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date specified for redemption (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

2.2 Partial Redemption

          In case a part only of the Series 4 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis, disregarding fractions, according to the number of Series 4 Preferred Shares held by each of the registered holders thereof. If a part only of the Series 4 Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

2.3 Method of Redemption

          In any case of redemption of Series 4 Preferred Shares, the Corporation shall, not less than 30 nor more than 60 days before the date specified for redemption, send to each registered holder of Series 4 Preferred Shares to be redeemed notice of the intention of the Corporation to redeem such Series 4 Preferred Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out: the number of Series 4 Preferred Shares held by the person to whom it is addressed which are to be redeemed; the Redemption Price; the date specified for redemption; the place or places within Canada at which holders of Series 4 Preferred Shares may present and surrender such shares for redemption; and, if applicable, a summary of any conversion rights arising from such proposed redemption. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 4 Preferred Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in the notice of redemption, of the certificate or certificates representing the Series 4 Preferred Shares called for redemption. Payment in respect of Series 4 Preferred Shares being redeemed shall be made by cheques payable to the registered holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The Corporation shall have the right at any time after the giving of notice of redemption to deposit the Redemption Price of the Series 4 Preferred Shares so called for redemption, or of such of the Series 4 Preferred Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 4 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption, whichever is the later, the Series 4 Preferred Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, from their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 4 Preferred Shares being redeemed the Redemption Price in respect of such shares. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any such notice of redemption, the Series 4 Preferred Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with this paragraph 2.3, in which case the rights of the holders shall remain unaffected. Redemption monies that are represented by a cheque which has not been presented to the drawee for payment or that otherwise remain unclaimed (including monies held on deposit in a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

3. Conversion Rights

3.1 Right to Convert

          So long as any Series 4 Preferred Shares remain outstanding, any holder thereof, upon compliance in each case with the procedures herein contained but subject to the provisions of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to or on a parity with the Series 4 Preferred Shares, shall have the right, at the holder’s option, to convert all or any of the holder’s Series 4 Preferred Shares into fully-paid and non-assessable Series 3

Preferred Shares on a share-for-share basis at each of the times or in each of the circumstances set forth below:

(i)	on February 16 in each Anniversary Year; or

(ii)	if

(a)	Series 4 Preferred Shares have been called for redemption pursuant to clause 2 in whole but not in part; and

(b)	there are Series 3 Preferred Shares outstanding on the date specified for redemption of Series 4 Preferred Shares and there would be Series 3 Preferred Shares outstanding after giving effect to any contemporaneous call for redemption thereof as at the date specified for redemption of Series 4 Preferred Shares; or

(iii)	if the number of Series 4 Preferred Shares outstanding at any particular time should be equal to or less than 600,000 shares and if such number outstanding is less than the number of Series 3 Preferred Shares outstanding at the same time, then as at the Dividend Payment Date next succeeding a period of not less than 30 days following the notice given by the Corporation under paragraph 11.2, provided that if the Corporation should fail to give such notice then on and as at any succeeding Dividend Payment Date; or

(iv)	if:

(a)	the Corporation shall, at any particular time, have been in default of payment of dividends on the Series 4 Preferred Shares and shall at any particular time thereafter have declared and paid or set apart for payment all such dividends then accrued but unpaid; and

(b)	during the period in which the Corporation was so in default, the holders were not able to exercise the conversion rights contained in subparagraph (i) of this paragraph 3.1 due to the application of clause 5;

then on the Dividend Payment Date next succeeding the date at which the Corporation shall have paid or set apart for payment all such accrued but unpaid dividends.

3.2 Partial Conversion

          If a holder of Series 4 Preferred Shares is entitled to and does elect the right of conversion contained in subparagraph (ii) of paragraph 3.1 and also elects to convert less than all the Series 4 Preferred Shares represented by any certificate therefore, the balance of the shares represented by any such certificate shall be subject to redemption in accordance with clause 2.

3.3 Conversion Procedure

          The conversion rights herein provided may be exercised by notice in writing given to and received by the Transfer Agent for the Series 4 Preferred Shares (which notice shall be in the form of the conversion panel contained on the certificate(s) therefor or a facsimile thereof acceptable to the Transfer Agent) at any office where a register or branch register of transfers for Series 3 Preferred Shares is maintained, accompanied by the certificate(s) representing the Series 4 Preferred Shares in respect of which the holder thereof desires to exercise the right of conversion. The notice shall be signed by the holder and shall specify the number of Series 4 Preferred Shares which the holder desires to have converted and the name or names in which the Series 3 Preferred Shares issued as a result of conversion are to be registered. If less than all of the Series 4 Preferred Shares represented by any certificate(s) accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate without charge representing the Series 4 Preferred Shares comprised in the certificate(s) surrendered as aforesaid which are not to be converted, except in the case where the remainder of such Series 4 Preferred Shares are to be redeemed in which case the Corporation shall not be obliged to issue any certificate representing such remainder. Any certificate(s) representing Series 3 Preferred Shares issued as a result of conversion shall be issued in the name of the registered holder of the Series 4 Preferred Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes, in such name or names as the registered holder may direct in writing (either in the notice above referred to or otherwise).

3.4 Required Date of Deposit

          Certificates representing Series 4 Preferred Shares and the notice of conversion, as provided in clause 3.3 hereof, must be deposited at an office of the Transfer Agent referred to in clause 3.3:

(i)	in the case of conversion pursuant to subparagraph (i) of paragraph 3.1, between January 10 and February 10 in any Anniversary Year;

(ii)	in the case of conversion pursuant to subparagraph (ii) of paragraph 3.1, prior to the close of business at any such office on the third Business Day prior to the date specified for redemption; and

(iii)	in the case of conversion pursuant to either of subparagraphs (iii) or (iv) of paragraph 3.1, prior to the close of business at any such office on the Business Day prior to the applicable Dividend Payment Date(s) determined under the applicable subparagraph.

3.5 Effective Date of Conversion

          Series 4 Preferred Shares which have been converted into Series 3 Preferred Shares shall be deemed to have been so converted and the holder(s) of Series 4 Preferred Shares shall be deemed to be holders of Series 3 Preferred Shares of record, for all purposes (but subject to paragraph 3.6), on:

(i)	in the case of conversion pursuant to subparagraph (i) of paragraph 3.1, February 16 in the particular Anniversary Year in which conversion occurs;

(ii)	in the case of conversion pursuant to subparagraph (ii) of paragraph 3.1, the date specified for redemption (unless redemption should not occur, in which case the conversion shall not occur); and

(iii)	in the case of conversion pursuant to either of subparagraphs (iii) or (iv) of paragraph 3.1, the applicable Dividend Payment Date(s) determined under the applicable subparagraph.

No delay in the issue or delivery of certificates representing Series 3 Preferred Shares shall affect the effective date(s) of conversion or the rights of a registered holder of Series 3 Preferred Shares.

3.6 Dividend Adjustment

          If the date specified for redemption of any Series 4 Preferred Shares which may be converted under subparagraph (ii) of paragraph 3.1 hereof or of any Series 3 Preferred Shares which may be converted under subparagraph (ii) of paragraph 3.1 of the rights, privileges, restrictions or conditions attaching thereto is:

(a)	prior to a dividend record date established by resolution of the directors of the Corporation for any particular Dividend Quarter, then no dividends shall accrue or be payable on any shares so converted and dividends shall accrue and be payable on the shares issued as a result of any such conversion, at the rate payable thereon, from the last immediately preceding Dividend Payment Date for the whole of that Dividend Quarter; and

(b)	is on or after a dividend record date so established, then dividends shall accrue and be payable on the shares so converted, at the rate payable thereon, for the whole of that Dividend Quarter as if any shares so converted were outstanding during the whole of that Dividend Quarter, and no dividends shall accrue and be payable on the shares issued as a result of conversion until the date following the next succeeding Dividend Payment Date.

3.7 Irrevocable Election

          The election of any holder to convert any Series 4 Preferred Shares into Series 3 Preferred Shares shall be irrevocable upon receipt by the Corporation or the Transfer Agent of notice and the certificate(s) for the shares to be converted as provided in paragraph 3.3.

3.8 Maintaining Equality of Series

          The Series 4 Preferred Shares shall not be reclassified, consolidated, subdivided, converted (except for conversions of Series 4 Preferred Shares into Series 3 Preferred Shares), exchanged for shares of another class or series or otherwise reorganized unless the Series 3 Preferred Shares are similarly affected at the same time and in the same manner.

4. Purchase for Cancellation

          Subject to the provisions of applicable law, to the provisions of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 4 Preferred Shares (i) at any price by invitation for tenders addressed to all of the registered holders of Series 4 Preferred Shares then outstanding or through the facilities of any stock exchange on which the Series 4 Preferred Shares are listed, or (ii) in any other manner provided that in such case the price for each Series 4 Preferred Share so purchased for cancellation shall not exceed the Redemption Price which would be applicable if such shares were redeemed on the date of purchase, together in each case with costs of purchase. If, in response to an invitation for tenders under the provisions of this clause 4, more Series 4 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 4 Preferred Shares to be purchased by the Corporation shall be purchased to the next lowest whole share as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation or as otherwise may be required by applicable law, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

5. Restrictions on Dividends and Retirement and Issue of Shares

          So long as any of the Series 4 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 4 Preferred Shares or, in the case of the restriction contained in part (f) of this clause, an amendment to the rights, privileges, restrictions and conditions attaching to the Series 4 Preferred Shares, in each case given as specified in clause 8:

(a)	declare, pay or set apart for payment any dividend on the Common Shares, the Non-voting Class A Shares or any other shares of the Corporation ranking as to the payment of dividends junior to the Series 4 Preferred Shares (other than stock dividends in shares of the Corporation ranking as to dividends junior to the Series 4 Preferred Shares); or

(b)	redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of any Common Shares, Non-voting Class A

Shares or other shares ranking as to the return of capital junior to the Series 4 Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital junior to the Series 4 Preferred Shares); or

(c)	redeem, purchase or otherwise retire less than all the Series 4 Preferred Shares; or

(d)	redeem, purchase or otherwise retire any other shares of the Corporation ranking as to the payment of dividends or the return of capital on a parity with the Series 4 Preferred Shares; or

(e)	issue any additional Series 4 Preferred Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 4 Preferred Shares; or

(f)	issue any Series 3 Preferred Shares as a result of conversion or purported conversion of any Series 4 Preferred Shares;

unless, in each such case, all dividends then payable on the Series 4 Preferred Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 4 Preferred Shares shall have been declared and paid or monies set apart for payment.

6. Liquidation, Dissolution or Winding Up

          In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 4 Preferred Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.00 per Series 4 Preferred Share held by them respectively plus an amount equal to all dividends accrued and unpaid thereon up to and including the date of distribution, the whole before any amount shall be paid by the Corporation or any assets of the Corporation distributed to holders of the Common Shares or the Non-voting Class A Shares of the Corporation or shares of any other class of the Corporation ranking as to the return of capital junior to the Series 4 Preferred Shares. However, if such liquidation, dissolution or winding-up is voluntary, in lieu of the foregoing the holders of the Series 4 Preferred Shares will be entitled to receive an amount per share equal to the Redemption Price which would be applicable if such shares were to be redeemed on the date of distribution. After payment to the holders of the Series 4 Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

7. Modification of Series

          The rights, privileges, restrictions and conditions attached to the Series 4 Preferred Shares may be added to, changed, removed or otherwise amended only with the prior approval of the holders of the Series 4 Preferred Shares given as specified in clause 8, in addition to any vote or authorization required by law.

8. Approval of Holders off Series 4 Preferred Shares

          Any approval of the holders of the Series 4 Preferred Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series 4 Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 4 Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Series 4 Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Series 4 Preferred Shares duly called for that purpose at which the holders of at least 25% of the outstanding Series 4 Preferred Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjourned meeting at which the holders of Series 4 Preferred Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of holders of Series 4 Preferred Shares, each holder entitled to vote thereat shall be entitled to 1 vote for each Series 4 Preferred Share held by such holder.

9. Voting Rights

9.1 Right to Vote

          The holders of the Series 4 Preferred Shares shall not be entitled as such (except as hereinafter specifically provided or as otherwise may be required by applicable law) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 8 consecutive quarterly cumulative preferential cash dividends on the Series 4 Preferred Shares on the dates on which the same should be paid under the provisions of clause 1 hereof whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 4 Preferred Shares remain in arrears, the holders of the Series 4 Preferred Shares shall be entitled, voting separately as a class with all other holders of Preferred Shares who have such right in similar circumstances, to elect 1 member of the board of directors of the Corporation. Nothing herein contained shall be deemed to restrict the right of the Corporation from time to time to increase or decrease the number of its directors.

9.2 Meeting to Elect Director

          For the purpose of electing directors as provided in this clause 8, the holders of the Series 4 Preferred Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation at which directors are to be elected. If there is not then a director who has been elected by the holders of Preferred Shares entitled to vote as provided in paragraph 9.1, a separate meeting of the holders of such Preferred Shares shall be held at the time of such meeting. At such separate meeting, each holder of Series 4 Preferred Shares shall have 1 vote for each Series 4 Preferred Share held, each holder of each other series of such Preferred Shares shall have 1 vote in respect of each $25.00 of issue price of such Preferred Shares held by such holder and a quorum for the separate meeting of the holders of such Preferred Shares shall be holders of each series of such Preferred Shares being not less than 2 in number and holding or representing by proxy not less than 10% of the Preferred Shares of such series. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting shall be those from time to time prescribed in the articles and by-laws of the Corporation with respect to meetings of shareholders.

9.3 Vacancy

          Subject to the Canada Business Corporations Act, any vacancy occurring in the member of the board elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 may be filled by the directors. Whether or not such vacancy is so filled by the directors, the holders of record of at least 10% of the outstanding Series 4 Preferred Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Preferred Shares entitled to vote as provided in paragraph 9.1 for the purpose of filling the vacancy or replacing the person filling such vacancy who was appointed by the directors, and the provisions of paragraph 9.2 shall apply in respect of such meeting.

9.4 Termination

          Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Preferred Shares to elect a director as provided in this clause 9, the term of office of the director elected by the holders of Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 shall terminate and the vacancy thereby created may be filled by the remaining directors.

10. Statutory Compliance

          Notwithstanding anything to the contrary contained herein, the Corporation shall not redeem, purchase for cancellation or otherwise retire, reduce or make any return of capital in respect of any Series 4 Preferred Shares unless the same is in accordance with the Canada Business Corporations Act.

11. Notices Required to be Given

11.1 Notice of 5 Year Canada Rate

          The Corporation shall give notice to the registered holders of Series 4 Preferred Shares on or before January 10 in each Anniversary Year of (i) the 5 Year Canada Rate (as defined in the rights, privileges, restrictions and conditions attached to the Series 3 Preferred Shares) to be applicable to the Series 3 Preferred Shares during the succeeding 5 year period commencing on February 16 in that Anniversary Year and ending on February 15 in the next Anniversary Year, and (ii) a summary of the rights of conversion attaching to the Series 4 Preferred Shares.

11.2 Notice of Right to Convert

          The Corporation shall give notice to the registered holders of Series 4 Preferred Shares of any right of conversion arising under either of subparagraphs (iii) or (iv) of paragraph 3.1, as soon as practicable upon the Corporation becoming aware of the circumstances giving rise to the right of conversion.

11.3 Method

          The notices provided for in paragraphs 11.1 and 11.2 shall be given, in addition to the means provided for notices in clause 12, by publication in a daily newspaper of general circulation in each city in which the Transfer Agent maintains a register or branch register of transfers for the Series 4 Preferred Shares.

12. Interpretation

12.1 Interpretation

          In the event that any date on which any dividend on the Series 4 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation or any holder hereunder is not a Business Day, then such dividend shall be payable or such other action shall be required or permitted to be taken on or by the next succeeding date that is a Business Day.

          Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served to or upon a holder of Series 4 Preferred Shares pursuant to these provisions shall, unless some other means is specifically required, be sufficiently given, sent, delivered or otherwise served if given, sent, delivered or served by prepaid mail and shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

          If there exists any actual or apprehended disruption of mail services in any province in which there are holders of Series 4 Preferred Shares whose addresses appear on the books of the Corporation to be in such province, notice may (but need not) be given to the holders in such province by means of publication twice in two successive weeks in a newspaper of general circulation published in the capital city of such province, or if the Corporation or the Transfer Agent maintains a register or branch register of transfers for the Series 4 Preferred Shares in such province, then in the city in such province where any such register is maintained. Notice given by publication shall be deemed for all purposes to be proper notice and to have been given on the day on which the first publication is completed in any city in which notice is published.

12.2 Definitions

          For the purpose of this Part B:

(a)	“Anniversary Year” means 1996 and each fifth year thereafter.

(b)	“Annual Dividend Rate” means in respect of each Dividend Payment Date occurring after February 15, 1991, 72% of the Canadian Prime for the Quarter ending immediately before the relevant Dividend Payment Date.

(c)	“Banks” collectively means any two of The Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the Corporation by notice given to the Transfer Agent not less than 2 Business Days prior to the relevant Dividend Payment Date and, until such notice is given, collectively means The Royal Bank of Canada and The Toronto-Dominion Bank.

(d)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in Canada or in the Province or municipality in which the Corporation’s registered office is located.

(e)	“Canadian Prime” for a Quarter is the arithmetic average of the Prime Interest Rate in effect on each of the days of that Quarter.

(f)	“close of business” means, with respect to the deposit for redemption or conversion of any Series 4 Preferred Shares, the normal closing time at the office of the Transfer Agent for the Series 4 Preferred Shares at which the holder of such share makes such deposit.

(g)	“Dividend Payment Date” means the fifteenth day of each of February, May, August and November in each year.

(h)	“Dividend Quarter” means the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date.

(i)	“Prime Interest Rate” for any day is the arithmetic average of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made in Toronto. If one of the Banks does not have such an interest rate in effect on a day, the Prime Interest Rate for such day shall be such interest rate in effect for that day of the other Bank; if both of the Banks do not have such an interest rate in effect for a day, the Prime Interest Rate for that day shall be equal to 1.5% per annum plus the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect for a day and the Bank of Canada does not report such average yield per annum, the Prime Interest Rate shall be equal to the Prime Interest Rate for the next preceding day. The Prime Interest Rate and the Canadian Prime shall be determined from time to time by an officer of the Corporation from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 4 Preferred Shares.

(j)	“Quarter” means each period of 3 consecutive calendar months commencing on the first days of January, April, July or October in each year.

(k)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary.

(l)	“ranking as to dividends” means ranking with respect to the payment of dividends by the Corporation on its shares.

(m)	“Transfer Agent” means Montreal Trust Company or such other person, firm or corporation as the Corporation may, from time to time, appoint as the transfer agent of the Series 4 Preferred Shares at such locations as the Corporation may, from time to time, approve.

* * * * *

Consumer and Corporate Affairs Canada	Consommation et Corporations Canada

Certificate of Amendment	Certificat de modification

Canada Business	Loi sur les sociétés
Corporations Act	commerciales canadiennes

CROWNX INC.		011266–6

Name of Corporation — Dénomination de la société		Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes:

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Le Directeur
April 11, 1986 le 11 avril 1986

Director		Date of Amendment — Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES FORMULA 4 CLAUSES MODIFICATIONCES (ARTICLE 27 OU 171)

1 – Name of Corporation — Dénomination de la société	2 – Corporation No. – Nº de la société

CROWNX INC.	011266-6

3 – The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

1. The Articles of the Corporation, as heretofore amended, be further amended to create a new class of junior preferred shares (“Class II Preferred Shares”), unlimited in number, having as a class the rights, privileges, restrictions and conditions set forth in Exhibit 1, attached hereto, which is hereby incorporated into this form.

2. To give effect to the foregoing, the following consequential amendments be made to the Articles of the Corporation:

(a)	by adding as section 1.2 the following:

“1.2	Class II Preferred Shares – An unlimited number of junior preferred shares without nominal or par value, issuable in series (“Class II Preferred Shares”)”;

(b)	by renumbering sections 1.2 and 1.3 as 1.3 and 1.4, respectively;

(c)	by renumbering Article 3 as Article 3A and by adding as Article 3B the rights, privileges, restrictions and conditions attaching to the Class II Preferred Shares as a class; and

(d)	by consequentially changing any numerical references contained in the Articles to reflect the foregoing.

Date	Signature	Description of Office — Description du poste
April 9, 1986		Vice-President and General Counsel

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed — Déposée

Apr/Avr 11, 1986

Exhibit 1
Rights, Privileges, Restrictions and Conditions
Attaching to Class II Preferred Shares

Article 3B — Class II Preferred Shares

     The rights, privileges, restrictions and conditions attaching to the Class II Preferred Shares as a class are as follows:

3B.1 Directors’ Right to Issue In One or More Series — Class II Preferred Shares may at any time or from time to time be issued in one or more series. Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out in the Articles, fix the number of shares in, and determine the designation, rights, privileges, restriction and conditions attaching to the shares of, such series including, without limitation:

(a)	the rate, amount or method of calculation of dividends and whether the same are subject to adjustments;

(b)	whether such dividends are cumulative, partly cumulative or non-cumulative:

(c)	the dates, manner and currency of payments of dividends and the date from which they accrue or become payable;

(d)	if redeemable or purchasable (whether at the option of the Corporation or a holder or otherwise), the redemption or purchase prices and currency or currencies thereof and terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

(e)	the voting rights, if any;

(f)	any conversion, exchange or reclassification rights; and

(g)	any other terms not inconsistent with these provisions;

the whole subject to the receipt by the Director of Articles of Amendment designating and fixing the number of Class II Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by him of a certificate of amendment with respect thereto.

3B.2 Ranking of Class II Preferred Shares — The Class II Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank (i) junior and subordinate to the Preferred Shares, (ii) on a parity with the Class II Preferred Shares of every other series and (iii) senior to, and shall be entitled to preference over, the Non-voting Class A Shares, the Common Shares and the shares of any other class ranking junior to the Class II Preferred Shares. The Class II Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Non-voting Class A Shares, the Common Shares and the shares of any other class ranking junior to the Class II Preferred Shares as may be fixed in accordance with section 3B.1.

3B.3 Restrictions on Issue of Shares — No Class II Preferred Shares or shares of a class ranking prior to or on a parity with the Class II Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, may be issued if the Corporation is in arrears in the payment of dividends on any outstanding series of Class II Preferred Shares without the approval of the holders of the Class II Preferred Shares given in accordance with section 3B.4; provided that this restriction shall not apply to the issue of any shares of any series of Preferred Shares of the Corporation (whether now or hereafter designated) upon the conversion or exchange of shares of any series of Preferred Shares for shares of another series of Preferred Shares.

3B.4 Approval of Holders of Class II Preferred Shares — The approval of the holders of the Class II Preferred Shares as to any matter referred to in these provisions may be given as specified below:

(a)	Any approval given by the holders of Class II Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 66 2/3% of the outstanding Class II Preferred Shares or by a resolution passed at a meeting of holders of Class II Preferred Shares duly called and held for such purpose upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Class II Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Class II Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman appointed by those present, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of Class II Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the approval of the holders of the Class II Preferred Shares.

(b)	On every poll taken at any such meeting each holder of Class II Preferred Shares shall be entitled to one vote in respect of each Class II Preferred Share held. Subject to the foregoing, the formalities to be observed with respect to the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

3B.5 Limitations — The holders of the Class II Preferred Shares or any series thereof are not, unless the Articles of Amendment in respect of any particular series provide to the contrary, entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the Articles of the Corporation to:

(a)	increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

(b)	effect an exchange, reclassification or cancellation of all or part of the shares of such class;

(c)	create a new class equal to or superior to the shares of such class.

Consumer and Corporate Affairs Canada	Consommation et Corporations Canada

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi sur les sociétés commerciales canadiennes

CROWNX INC.		011266-6

Name of Corporation — Dénomination de la société		Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions:

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Le Directeur
June 13, 1986 le 13 juin 1986
Director		Date of Amendment — Date de la modification

CANADA BUSINESS CORPORATIONS ACT FORM 4 ARTICLES OF AMENDMENT (SECTION 27 OR 171)	COMMERCIALES CANADIENNES FORMULE 4 CLAUSES MODIFICATRICES (ARTICLE 27 OU 171)

1 - Name of Corporation - Denomination de la Société	2 - Corporation No -Nº de la Société

CROWNX INC.	011266-6

3 - The Articles of the above-named corporation are amended as follows	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante.

1.	The Articles of the Corporation, as heretofore amended, be further amended as follows:

1.1	By adding as section 2.9 the following definition:

“financial quarter” means each of the four consecutive quarters of a financial year consisting of three months each, the first of such quarters to commence on the first day of a financial year and the fourth of such quarters to end on the last day of a financial year.

1.2	By subdividing and changing each Non-voting Class A Share issued and outstanding immediately prior to the end of the Record Date into two Non-voting Class A Shares;

1.3	By providing that each Non-voting Class A Share outstanding after giving effect to paragraph 1.2 hereof shall be and shall be deemed for all purposes to be outstanding as fully-paid and non-assessable;

1.4	By changing the rights, privileges, restrictions and conditions attaching to the Non-voting Class A Shares and Common Shares of the Corporation by deleting Articles 4 and 5 of the Articles of the Corporation, as heretofore amended, and substituting therefor Articles 4 and 5 as set forth in Exhibit 1 attached hereto, which is hereby incorporated into this form; and

1.5	By providing that the “Record Date” for the purposes of paragraphs 1.2 and 1.4 hereof shall be the date set forth in the Certificate of Amendment in respect of these Articles of Amendment which date shall be June 13, 1986.

Date	Signature	Description of Office — Description du poste
May 29, 1986		VICE-PRESIDENT, FINANCE

FOR DEPARTMENTAL USE ONLY		À L’USAGE DU MINISTÈRE SEULEMENT

Filed — Deposee

May/mai 30, 1986

Exhibit 1

Articles 4 and 5

Article 4 — Non-voting Class A Shares

     The rights, privileges, restrictions and conditions attaching to the Non-voting Class A Shares as a class are as follows:

4.1 Preferential Dividends on Non-voting Class A Shares — Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Non-voting Class A Shares, the holders of the Non-voting Class A Shares shall be entitled to receive, and the Corporation shall pay thereon as and when declared by the directors out of moneys of the Corporation properly applicable to the payment of dividends, a quarterly preferential cash dividend of, or quarterly, preferential cash dividends aggregating, 2.5¢ per share in respect of each financial quarter commencing with the first financial quarter in the financial year beginning January 1, 1987, payable on such date or dates in each such financial quarter as the directors shall from time to time determine. In any case where any additional Non-voting Class A Shares are issued or result from a subdivision or other change of the Corporation’s capital or otherwise become outstanding during a financial quarter, such additional shares shall be entitled to receive only those dividends which are payable (including any accumulated but unpaid portion of any quarterly preferential dividend) to holders of Non-voting Class A Shares of record on or after the effective date of such issuance, subdivision or change or the date on which such additional shares otherwise become outstanding; provided that nothing in this sentence shall prejudice the right of the holders of all Non-voting Class A Shares outstanding on the respective record dates for the dividends payable on the dates hereinafter in this sentence set forth to receive on August 15, 1986 and November 15, 1986 the remaining instalments of 2.5¢ per share representing the declared but unpaid balance of the annual preferential dividend previously declared for the financial year commencing January 1,1986. The quarterly preferential dividends herein provided for shall be cumulative only in each financial year commencing with the financial year beginning January 1, 1987 and if in any such financial year the directors in their discretion shall not declare preferential dividends aggregating 10¢ per share on the Non-voting Class A Shares, the rights of the holders of the Non-voting Class A Shares to such dividend or dividends or to any greater dividend than the dividend or dividends actually declared in such financial year shall be forever extinguished. No dividend shall be declared or paid on the Common Shares or the shares of any other class ranking junior to the Non-voting Class A Shares in any financial quarter commencing with the first financial quarter in the financial year beginning January 1, 1987 unless the preferential dividend or dividends provided for by this section 4.1 for any such financial quarter shall have been paid or shall have been declared and the payment thereof within such financial quarter authorized.

4.2 Ordinary Dividends or Non-voting Class A Shares — Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any Other class ranking senior to the Non-voting Class A Shares, whenever in any financial quarter the preferential dividend or dividends provided for by section 4.1 (including for this purpose the balance of the annual preferential dividend previously declared for the financial year commencing January 1, 1986) shall have been paid on the Non-voting Class A Shares, or shall have been declared and payment thereof within such financial quarter authorized in accordance with section 4.1, the holders of the Non-voting Class A Shares shall be entitled in such financial quarter to such further dividends (if any) as the directors in their discretion may declare; provided, however, that no such further dividend on the Non-voting Class A Shares shall be declared unless contemporaneously therewith the directors shall declare a dividend, payable at the same time or times as such dividend on the Non-voting Class A Shares, on each Common Share in an amount equal to twice the amount of the dividend payable at that time on each Non-voting Class A Share.

4.3 Subdivision, Consolidation, Reclassifications or Change — No subdivision, consolidation, reclassification or other change of Non-voting Class A Shares or Common Shares shall be made unless such subdivision, consolidation, reclassification or change is authorized by special resolutions of the holders of each of the Non-voting Class A Shares and Common Shares, voting separately as classes.

4.4 Voting — The holders of Non-voting Class A Shares, as such, shall be entitled to receive notice of and to attend any meeting of the holders of Common Shares or other shares normally entitled to vote, but shall not be entitled (except as otherwise provided in the Act) to vote at any such meeting for any purpose.

2.

4.5 Dissolution — Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Non-voting Class A Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Non-voting Class A Shares and of the Common Shares shall together be entitled to receive the remaining assets of the Corporation and to participate in any distribution in respect thereof, rateably on a unit basis without preference or priority, on the basis of one unit for each Non-voting Class A Share outstanding and two units for each Common Share outstanding.

Article 5 — Common Shares

     The rights, privileges, restrictions and conditions attaching to the Common Shares as a class are as follows:

5.1 Conversion Privilege — Subject to the provisions of this Article 5, the holder of any Common Shares shall have the right, at the holder’s option, at any time to convert such Common Shares into fully paid and non-assessable Non-voting Class A Shares on the basis of two Non-voting Class A Shares for each Common Share. The conversion privilege of the holders of Common Shares shall be transferable only with such shares and shall be inseparable therefrom.

5.2 Manner of Exercise of Conversion Privilege — The conversion of one or more Common Shares as permitted by section 5.1 may be effected by the surrender of the certificate or certificates representing the same at any time during usual business hours at the option of the holder at any office of any transfer agent of the Corporation at which the Common Shares are transferable or, there being no such transfer agent, at the registered office of the Corporation accompanied by (i) payment or evidence satisfactory to the Corporation of payment of the tax (if any) payable as provided in section 5.4 or evidence satisfactory to the Corporation that the Corporation has not and will not have any liability in respect of such tax and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing (with such execution guaranteed in such manner as the directors may from time to time require), in which instrument such holder may also elect to convert part only of the Common Shares represented by such certificate or certificates in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Common Shares represented by such certificate or certificates which have not been converted. As promptly as practical after the surrender, as herein provided, of any Common Shares for conversion, the Corporation shall issue and deliver or cause to be delivered, to or upon the written order of the holder of the Common Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of fully-paid and non-assessable Non-voting Class A Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Common Shares shall have been surrendered for conversion, so that the rights of the holder of such Common Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Non-voting Class A Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Non-voting Class A Shares at such time.

5.3 No Adjustment for Dividends — The registered holder of any Common Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend and the registered holder of any Non-voting Class A Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Non-voting Class A Shares in respect of all dividends or portions thereof declared payable to holders of Non-voting Class A Shares of record on any date after the date of conversion.

5.4 Taxes on Conversion — The issuance of certificates for Non-voting Class A Shares upon the conversion of Common Shares will be made without charge to the converting holders of Common Shares for any fee or tax in respect of the issuance of such certificates or the Non-voting Class A Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Non-voting Class A Shares are issued in respect of the issuance of such Non-voting Class A Shares or the certificates therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Common Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that the Corporation has not and will not have any liability in respect of such tax.

3.

5.5 Adjustment of Stated Capital Accounts — All Common Shares converted into Non-voting Class A Shares in accordance with the provisions of this Article 5 shall be cancelled and on each such conversion the stated capital account maintained for the Common Shares shall be reduced and the stated capital account maintained for the Non-voting Class A Shares shall be increased by an amount equal to the result obtained by multiplying the stated capital of the Common Shares by the number of Common Shares so converted divided by the number of Common Shares outstanding immediately before such conversion.

5.6 Subdivision, Consolidation, Reclassification or Change— No subdivision, consolidation, reclassification or other change of Non-voting Class A Shares or Common Shares shall be made unless such subdivision, consolidation, reclassification or change is authorized by special resolutions of the holders of each of the Non-voting Class A Shares and Common Shares, voting separately as classes.

5.7 Dividends on Common Shares — Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Common Shares, whenever in any financial quarter the preferential dividend or dividends provided for in section 4.1 (including for this purpose the balance of the annual preferential dividend previously declared for the financial year commencing January 1, 1986) shall have been paid on the Non-voting Class A Shares, or shall have been declared and the payment thereof in such financial quarter authorized, in accordance with section 4.1, the holders of Common Shares shall be entitled in such financial quarter to such dividends (if any) as the directors in their discretion may declare; provided, however, that no such dividend on the Common Shares shall be declared unless contemporaneously therewith the directors shall declare a further dividend, payable at the same time or times as such dividend on the Common Shares, on each Non-voting Class A Share in an amount equal to one-half of the amount of the dividend payable at that time on each Common Share.

5.8 Voting — The holders of Common Shares shall be entitled to one vote for each Common Share held by them at all meetings of shareholders except meetings at which only holders of another class or series of shares are entitled to vote.

5.9 Dissolution — Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Non-voting Class A Shares and of the Common Shares shall together be entitled to receive the remaining assets of the Corporation and to participate in any distribution in respect thereof, rateably on a unit basis without preference or priority, on the basis of one unit for each Non-voting Class A Share outstanding and two units for each Common Share outstanding.

Consumer and Corporate Affairs Canada	Consommation et Corporations Canada

Certificate of Amendment	Certificate de modification

Canada Business	Loi sur les sociétés
Corporations Act	commercials canadiennes

CROWNX INC.		011266-6
Name of Corporation — Dénomination de la société		Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l’article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☑	(b) en vertu de l’article 27 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☐	(c) en vertu de l’article 171 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l’article 185 de la Loi sur les sociétés commerciales canadiennes tel qu’indique dans les clauses de réorganisation ci-jointes;

(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l’article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Le Directeur

July 3, 1986 le 3 juillet 1986

Director		Date of Amendment — Date de la modification

CANADA BUSINESS CORPORATIONS ACT	LOI SUR LES SOCIÉTÉS COMMERCIALES CANADIENNES
FORM 4	FORMULE 4
ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
(SECTION 27 OR 171)	(ARTICLE 27 OU 171)

1 - Name of Corporation - Dénomination de la société	2 - Corporation No. - No de la société

Crownx Inc.	011266-6

3 - The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante

1.	Pursuant to paragraph 3B.1 thereof by fixing the number of shares in, and determining the designation, rights, privileges, restrictions and conditions attaching to, the first series of Class II Preferred Shares of the Corporation as set out in Schedule A hereto, which Schedule is incorporated into this form.

Date	Signature	Description of Office - Description du poste
July 3, 1986		Executive Vice-President, Finance

FOR DEPARTMENTAL USE ONLY	A L ’USAGE DU MINISTÉRE SEULEMENT

Fixed - Déposée

3/7/86

Schedule A

CROWNX INC.

Resolution of the directors of Crownx Inc. (the “Corporation”) fixing the number and designating the rights, privileges, restrictions and conditions attaching to the Class II Preferred Shares, Series 1;

          WHEREAS the Corporation’s share capital includes an unlimited number of Class II Preferred Shares which may be issued in one or more series with the directors of the Corporation being entitled by resolution to fix the number of shares in each series and to designate the rights, privileges, restrictions and conditions attaching to the shares of each series; and

          WHEREAS the directors of the Corporation have determined to designate the first series of Class II Preferred Shares, having attached thereto the rights, privileges, restrictions and conditions hereinafter set forth;

          RESOLVED THAT:

(a)	the first series of Class II Preferred Shares of the Corporation shall consist of 24,000,000 Class II Preferred Shares (such number being subject to increase in accordance with part (b) of this resolution below) which shall be designated Class II Preferred Shares, Series 1 (hereinafter called the “Series 1 Shares”);

(b)	in addition to the number of Series 1 Shares fixed by part (a) above of this resolution, the directors may designate one or more series of Class II Preferred Shares (i) having rights, privileges, restrictions and conditions identical in all respects to the Series 1 Shares and (ii) the shares of which newly designated series shall rank pari passu with and shall participate equally and proportionately without discrimination with the Series 1 Shares as if the shares of any such latter series had been designated as, and fixed in number as part of, the Series 1 Shares. Upon such designation, the authorized number of shares fixed in any such latter series may be added to and form part of the Series 1 Shares;

(c)	the Series 1 Shares shall, in addition to the preferences, rights, privileges, restrictions and conditions attaching to the Class II Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

1.	DEFINITIONS AND INTERPRETATION

     1.1 Definitions

          Where used in these provisions, the following words and phrases shall, unless there is something in the context otherwise inconsistent therewith, have the following meanings, respectively:

(a)	“Adjustment Factor” for any Month means the percentage (which may be positive or negative) based on the Calculated Trading Price of the Series 1 Shares for the preceding Month, determined in accordance with the following:

The Adjustment Factor
If Such Calculated Trading Price	as a Percentage of
(Expressed as $ per Share) is	Prime Shall Be
25.25 or more	-1.00%
25.188 to 25.249	-0.75%
25.125 to 25.187	-0.50%
25.063 to 25.124	-0 25%
24.938 to 25.062	Nil
24.875 to 24.937	+0.25%
24.813 to 24.874	+0.50%
24.75 to 24.812	+0.75%
less than 24.75	+1.00%

provided that if the Series 1 Shares do not trade on the Exchange during any Month, the Adjustment Factor for the following Month shall be nil;

(b)	“Adjustment Rate” for any Month (other than the first Month in which any Series 1 Shares have been issued) means the percentage which is the sum of (i) the Adjustment Factor for that Month plus (ii) the Adjustment Rate for the immediately preceding Month; and for the first Month in which any Series 1 Shares have been issued is nil;

(c)	“Annual Dividend Rate” for any Month means the rate per annum (rounded to the nearest one-thousandth of one percent) which is the sum of (i) 65% of Prime plus (ii) the Adjustment Rate in effect for that Month; provided that the Annual Dividend Rate for any Month shall in no event be greater than 80% or less than 50% of Prime as calculated for that Month;

(d)	“board of directors” or “directors” means the board of directors of the Corporation or, if duly constituted and empowered, the executive or any other committee of the board of directors of the Corporation for the time being, and reference without further elaboration to action by the directors means either action by the directors of the Corporation as a board or action by any such committee;

(e)	“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday for the purpose of legislation in Canada or in the Province or municipality in which the Corporation’s registered office is located;

(f)	“Calculated Trading Price” for any Month means:

(i)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month divided by

(ii)	the aggregate of the Daily Trading Volume for all Trading Days in such Month;

(g)	“CBCA” means the Canada Business Corporations Act S.C. 1974-75, c. 33, as amended, consolidated or re-enacted from time to time, or any act in substitution therefor;

(h)	“Daily Accrued Dividend Deduction” for any Trading Day means one-thirtieth of the product obtained by multiplying the dividend accrued on a Series 1 Share in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, such product divided by one (1));

(i)	“Daily Adjusted Trading Value” for any Trading Day means:

(i)	the aggregate dollar value of all trades of Series 1 Shares on the Exchange occurring during such Trading Day less

(ii)	the Daily Trading Volume for such Trading

Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;

(j)	“Daily Trading Volume” for any Trading Day means the aggregate number of Series 1 Shares traded in all transactions occurring during that Trading Day on the Exchange;

(k)	“Exchange” means The Toronto Stock Exchange or, if the directors have determined that such exchange is not the principal trading market for the Series 1 Shares, then such other stock exchange in Canada that the directors determine to be the principal trading market for the Series 1 Shares and, should no alternative exchange be available, then such other trading market as the directors determine to be the principal trading market for the Series 1 Shares;

(l)	“Ex-Dividend Date” means:

(i)	other than for the first Month in which any Series 1 Shares have been issued, the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the ex-dividend date relative to any dividend record date for the Series 1 Shares; and for the first Month in which any Series 1 Shares have been issued, the first day of that Month; and

(ii)	if the directors fail to declare a dividend in respect of a Month, the last Trading Day in such Month;

(m)	“herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to these provisions and not to any particular clause, paragraph or other portion thereof, and the expressions “clause” and “paragraph” followed by a number or a letter mean and refer to the specified clause or paragraph hereof;

(n)	“holder” means a person or, in the case of joint holders, the persons, recorded on the securities register of the Corporation as being the registered holder or holders of one or more Series 1 Shares;

(o)	“Month” means a calendar month;

(p)	“Prime” for a Month means the average (rounded to the nearest one-thousandth of one percent) of the Prime Rates in effect on the last Trading

Day of the immediately preceding Month; provided that if Prime for any Month cannot be determined, then Prime for such Month shall be Prime for the most immediately preceding Month which was determinable;

(q)	“Prime Rate” means the prime commercial lending rates of interest established and announced from time to time by the Reference Banks, or their respective successors, as the reference rates of interest per annum to determine the interest rates they will charge on Canadian dollar loans to their most creditworthy customers in Canada; provided that if neither of such banks has a Prime Rate in effect on the relevant day, the Prime Rate for that day will be 1.65% per annum plus the average yield at the most recent weekly tender on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada;

(r)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary; and “ranking as to dividends” means ranking with respect to the payment of dividends by the Corporation on its shares; for greater certainty, references herein to “ranking on a parity with” do not mean or include “ranking prior to”;

(s)	“Reference Banks” collectively means any two of The Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, and any successor of any of them, as may be designated from time to time by the Corporation by notice given to the Transfer Agent not less than 2 Business Days prior to the first day of a Month and, until such notice is given, collectively means The Royal Bank of Canada and The Toronto-Dominion Bank;

(t)	“Trading Day” means a day on which the Exchange is open for trading; and

(u)	“Transfer Agent” means Montreal Trust Company or such other person, firm or corporation as the Corporation may, from time to time, appoint as the transfer agent of the Series 1 Shares at such locations as the Corporation may, from time to time, approve.

     1.2      Gender, etc.

                Words importing only the singular number include the plural and vice versa and words importing any gender include all genders.

     1.3      Currency

                All monetary amounts referred to herein shall be in lawful money of Canada.

     1.4      Headings

                The division of these provisions into clauses, paragraphs or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

     1.5      Business Day

                In the event the date on which any dividend on the Series 1 Shares is payable by the Corporation or by which any other action is required to be taken by the Corporation or any holder hereunder is not a Business Day, then such dividend shall be payable or such other action shall be required or permitted to be taken on or by the next succeeding date that is a Business Day.

     1.6      Notice

     (a) Any notice (which term includes any communication or document) required or permitted to be given, sent, delivered or otherwise served to or upon a holder of Series 1 Shares pursuant to these provisions shall, unless some other means is specifically required, be sufficiently given, sent, delivered or otherwise served if given, sent, delivered or served by prepaid mail and shall be deemed to be given, sent, delivered, served and received, if sent by prepaid mail, on the date of mailing thereof.

     (b) If there exists any actual or apprehended disruption of mail services in any province in which there are holders of Series 1 Shares whose addresses appear on the books of the Corporation to be in such province, notice may (but need not) be given to the holders in such province by means of publication once in each of two successive weeks in a newspaper of general circulation published in the capital city of such province, or if the Corporation or the Transfer Agent maintains a register or branch register of transfers for the Series 1 Shares in such province, then in the city in such province where any such register is maintained. Notice given by publication shall be deemed for all purposes to be proper notice and to have been given on the day on which the first publication is completed in any city in which notice is published.

     (c) Accidental failure or omission to give notice to one or more holders of Series 1 Shares in any circumstance where notice is required to be given hereunder shall not affect the validity of the action, event or circumstance so concerned, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time.

     1.7      Canada Business Corporations Act

                These provisions shall be governed by and are subject to the applicable provisions of the CBCA and all other laws binding upon the Corporation and, except as otherwise expressly provided herein, all terms used herein which are defined in the CBCA shall have the respective meanings ascribed thereto in the said Act.

2.  DIVIDENDS

     2.1      Payment of Dividends

                The holders of Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends payable in the manner and at the times hereafter provided. Dividends on Series 1 Shares which are outstanding shall accrue from day to day commencing, with respect to any Series 1 Shares which is outstanding, with the first day of the particular Month in which the particular share was first issued; provided that all Series 1 Shares validly issued and outstanding on any record date for a dividend shall, regardless of their respective dates of issue, be entitled to rank equally without distinction with respect to the amount of any dividend declared payable to holders of record thereon on any date following any of the respective date(s) of issue, with the intent that all holders of outstanding Series 1 Shares on any record date for any dividend shall be entitled to receive the same amount of dividends per share.

     2.2      Calculation of Dividends

                Dividends shall be payable monthly in respect of each Month in an amount per share equal to the result obtained (rounded to the nearest one-tenth of one cent) by multiplying the Annual Dividend Rate in effect for such Month by $25.00, and dividing the product by 12, and shall be payable in arrears on the 15th day of the following Month. The record date for the purposes of determining holders of Series 1 Shares entitled to receive the dividend for any Month shall be the last Trading Day of the Month.

     2.3      Method of Payment

                Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or of the Transfer Agent shall be issued in respect of the dividends on the Series 1 Shares (less any tax required to be deducted or withheld by or on behalf of the Corporation). The mailing on or before any dividend payment date of such a cheque, payable on such dividend payment date, to a holder of Series 1 Shares shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the drawee for payment or which otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.

     2.4      Cumulative Payment of Dividends

                If on any dividend payment date the dividends accrued to such date are not paid in full on all of the Series 1 Shares then outstanding, such dividends, or the unpaid part thereof, in each case in the amount determined pursuant to this clause 2 on the relevant dividend payment date, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series 1 Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends provided for herein.

     2.5      Notice of Dividends

                The Corporation shall as promptly as practicable calculate the Adjustment Rate for each Month and give notice of the resulting Adjustment Rate and Annual Dividend Rate for that Month to all stock exchanges on which the Series 1 Shares are listed.

     2.6      Listing

                The Corporation shall make all reasonable efforts which are within the control of the Corporation to provide that, so long as any Series 1 Shares are outstanding, the Series 1 Shares will be listed and posted for trading on The Toronto Stock Exchange or, failing The Toronto Stock Exchange, on another stock exchange in Canada.

3.   REDEMPTION

     3.1      Optional Redemption

                On and after January 1, 1992, but subject to the provisions of applicable law and to the provisions of this clause 3 and of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class II Preferred Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all or from time to time any part of the then outstanding Series 1 Shares, on payment for each share of $25.00 together with an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date specified for redemption (the whole amount constituting and being hereinafter referred to as the “Redemption Price”).

     3.2      Partial Redemption

                In case a part only of the Series 1 Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis, disregarding fractions, according to the number of Series 1 Shares held by each of the holders thereof. If a part only of the Series 1 Shares, represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

     3.3      Method of Redemption

                In any case of redemption of Series 1 Shares, the Corporation shall, not less than 30 nor more than 60 days before the date specified for redemption, send to each holder of Series 1 Shares to be redeemed notice of the intention of the Corporation to redeem such Series 1 Shares. Such notice shall set out: the number of Series 1 Shares held by the person to whom it is addressed which are to be redeemed; the Redemption Price; the date specified for redemption; and the place or places within Canada at which holders of Series 1 Shares may present and surrender such shares for redemption. On and after the date specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 1 Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in the notice of redemption, of the certificate or certificates representing the Series 1 Shares called for redemption. Payment in respect of Series 1 Shares being redeemed shall be made by cheques payable to the holders in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or of the Transfer Agent. The Corporation shall have the right at any time after the giving of notice of redemption to deposit the Redemption Price of the Series 1 Shares so called for redemption, or of such of the shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series 1 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption, whichever is the later, the Series 1 Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, from their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Series 1 Shares being redeemed the Redemption Price in respect of such shares. Any interest allowed on any such deposit shall belong to the Corporation. From and after the date specified for redemption in any notice of redemption, the Series 1 Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with this paragraph 3.3, in which case the rights of the holders shall remain unaffected. Redemption monies which are represented by a cheque which has not been presented to the drawee for payment or which otherwise remain unclaimed (including monies held on deposit in a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.

4.    PURCHASE FOR CANCELLATION

                Subject to the provisions of applicable law, to the provisions of clause 5 hereof and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class II Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Series 1 Shares (i) at any price by invitation for tenders addressed to all of the holders of Series 1 Shares then outstanding or through the facilities of any stock exchange on which the Series 1 Shares are listed, or (ii) in any other manner provided that in such case the price for each Series 1 Share so purchased for cancellation shall not exceed $25.00 plus an amount equal to all dividends, if any, accrued and unpaid thereon up to and including the date of purchase and costs of purchase. If, in response to an invitation for tenders under the provisions of this clause 4, more Series 1 Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Series 1 Shares to be purchased by the Corporation shall be purchased to the next lowest whole share as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation or as otherwise may be required by applicable law, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares are tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

5.	RESTRICTIONS ON DIVIDENDS AND RETIREMENT AND ISSUE OF SHARES

                So long as any of the Series 1 Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series 1 Shares given as specified in clause 8:

(a)	declare, pay or set apart for payment any dividend on the Common Shares, the Non-voting Class A Shares or any other shares of the Corporation ranking as to the payment of dividends junior to the Series 1 Shares (other than stock dividends in shares of the Corporation ranking as to dividends junior to the Series 1 Shares); or

(b)	redeem, purchase for cancellation or otherwise retire or make any capital distribution on or in respect of any Common Shares, Non-voting Class A Shares or other shares ranking as to the return of capital junior to the Series 1 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital junior to the Series 1 Shares); or

(c)	redeem, purchase or otherwise retire less than all the Series 1 Shares; or

(d)	redeem, purchase or otherwise retire any other shares of the Corporation ranking as to the payment of dividends or the return of capital on a parity with the Series 1 Shares, except in connection with any purchase fund or obligation, sinking fund, retraction privilege or mandatory redemption obligation attaching to any series of Class II Preferred Shares from time to time outstanding; or

(e)	issue any additional Series 1 Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 1 Shares, except in connection with any exchange or conversion privilege attaching to any series of Preferred Shares or Class II Preferred Shares outstanding from time to time;

unless, in each such case, all dividends then payable on the Series 1 Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Series 1 Shares shall have been declared and paid or monies set apart for payment.

6.   LIQUIDATION, DISSOLUTION OR WINDING UP

                In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.00 per Series 1 Share plus all dividends, if any, accrued and unpaid thereon up to and including the date of distribution, the whole before any amount shall be paid by the Corporation or any assets of the Corporation distributed to holders of the Common Shares, the Non-voting Class A Shares of the Corporation or other shares of the Corporation ranking as to the return of capital junior to the Series 1 Shares. After payment to the holders of the Series 1 Shares of the amounts so payable to them, they shall not be entitled to share in any further payment in respect of or distribution of the assets of the Corporation.

7.  MODIFICATION OF SERIES

                The rights, privileges, restrictions and conditions attached to the Series 1 Shares may be added to, changed, removed or otherwise amended only with the prior approval of the holders of the Series 1 Shares given as specified in clause 8, in addition to any vote or authorization required by law.

8.  APPROVAL OF HOLDERS OF SERIES 1 SHARES

                Any approval of the holders of the Series 1 Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of Series 1 Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 1 Shares or passed by the affirmative vote of at least two-thirds of the votes cast by the holders of Series 1 Shares who voted in respect of that resolution at a meeting of the holders of the Series 1 Shares duly called for that purpose at which the holders of at least 25% of the outstanding Series 1 Shares are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjourned meeting at which the holders of Series 1 Shares then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by the articles and by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every meeting of holders of Series 1 Shares, each holder entitled to vote thereat shall be entitled to 1 vote for each Series 1 Share held by such holder.

9.   VOTING RIGHTS

     9.1      Right to Vote

                The holders of the Series 1 Shares shall not be entitled as such (except as hereinafter specifically provided or as otherwise may be required by applicable law) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting unless and until the Corporation from time to time shall fail to pay 24 consecutive monthly dividends on the Series 1 Shares on the dates on which the same should be paid under the provisions of clause 2 hereof whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series 1 Shares remain in arrears, the holders of the Series 1 Shares shall be entitled, voting separately as a class with all other holders of Class II Preferred Shares who have such right in similar circumstances, to elect 1 member of the board of directors of the Corporation. Nothing herein contained shall be deemed to restrict the right of the Corporation from time to time to increase or decrease the number of its directors.

     9.2      Meeting to Elect Director

                For the purpose of electing directors as provided in this clause 9, the holders of the Series 1 Shares shall be entitled to receive notice of all meetings of shareholders of the Corporation at which directors are to be elected.

If there is not then a director who has been elected by the holders of Class II Preferred Shares entitled to vote as provided in paragraph 9.1, a separate meeting of the holders of such shares shall be held at the time of such meeting. At such separate meeting, each holder of Series 1 Shares shall have 1 vote for each Series 1 Share held, and a quorum for the separate meeting of the holders of such Class II Preferred Shares shall be holders of each series of such Class II Preferred Shares entitled to vote as provided in paragraph 9.1 being not less than 2 in number and holding or representing by proxy not less than 10% of the Class II Preferred Shares of such series. The formalities to be observed with respect to proxies, the giving of notice and the conduct of any such meeting shall be those from time to time prescribed in the articles and by-laws of the Corporation with respect to meetings of shareholders.

     9.3      Vacancy

                Subject to the CBCA, any vacancy occurring in the board in respect of the member elected by the holders of Class II Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 may be filled by the directors. Whether or not such vacancy is so filled by the directors, the holders of record of at least 10% of the outstanding Series 1 Shares shall have the right to require the Secretary of the Corporation to call a meeting of the holders of Class II Preferred Shares entitled to vote as provided in paragraph 9.1 for the purpose of filling the vacancy or replacing the person filling such vacancy who was appointed by the directors, and the provisions of paragraph 9.2 shall apply in respect of such meeting.

     9.4      Termination

                Notwithstanding anything contained in the articles or by-laws of the Corporation, upon any termination of the right of the holders of the Class II Preferred Shares to elect a director as provided in this clause 9, the term of office of the director elected by the holders of Class II Preferred Shares entitled to vote in accordance with the foregoing provisions of this clause 9 shall terminate and the vacancy thereby created may be filled by the remaining directors.

* * * * *

Consumer and Corporate Affairs Canada	Consommation at Affaires commerciales Canada

Certificate of Amendment	Certificat de modification

Canada Business	Loi régissant les sociétés
Corporations Act	par actions de régime fédéral

CROWNX INC.		011266-6

Name of Corporation - Dénomination de la société		Number - Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under Section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de 1’article 13 de la Loi régissant les sociétés par actions de régime fédéral conformément à 1’avis ci-joint;

(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de 1’article 27 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under Section 177 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☑	(c) en vertu de 1’article 177 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses modificatrices ci-jointes;

(d) under Section 191 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de 1’article 191 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses de réorganisation ci-jointes;

(e) under Section 192 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de 1’article 192 de la Loi régissant les sociétés par actions de régime fédéral tel qu’indiqué dans les clauses d’arrangement ci-jointes.

Le directeur	May 10, 1993/le 10 mai 1993

Director	Date of Amendment - Date de la modification

		FORM 4	FORMULE 4
Canada Business	Loi régissant les sociétés	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	par actions de régime fédéral	(SECTION 27 OR 177)	(ARTICLE 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. Nº de la société

CROWNX INC.	11266-6

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

to change the place in Canada where the registered office of the Corporation is to be situate from the Municipality of Metropolitan Toronto, in the Province of Ontario, to the Regional Municipality of York, in the Province of Ontario.

Date	Signature	Description of Office — Description du poste
May 5, 1993		Assistant Secretary

FOR DEPARTMENTAL USE ONLY — À L’USAGE DU MINISTÈRE SEULEMENT
Filed—déposée
MAY/MAI 31 1993

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Extendicare Inc.		011266-6

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended		Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de 1’article 13 de la Loi canadienne sur les sociétés par actions, conformément à 1’avis ci-joint;

(b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d) en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

(e) under section 192 of the Canada Business Corporations Act as set out in the attached articles of arrangement.	☐	e) en vertu de 1’article 192 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses d’arrangement ci-jointes.

November 9, 1994/le 9 novembre 1994
Director-Directeur	Date of Amendment - Date de modification

Consumer and Corporate Affairs Canada	Consommation at Affaires commerciales Canada

		FORM 4	FORMULE 4
Canada Business	Loi régissant les sociétés	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	per actions de régime fedéral	(SECTION 27 OR 177)	(ARTICLE 27 OU 177)

1 — Name of corporation — Dénomination de la société	2 — Corporation No. — Nº de la société

CROWNX INC.	011266-6

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

To change the name of the Corporation to Extendicare Inc.

Date	Signature	Title —Titre

8 November 1994	Barry L. Stephens	SECRETARY

FOR DEPARTMENTAL USE ONLY — À L’USAGE DU MINISTÈRE SEULEMENT
Filed-Déposée

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Extendicare Inc.		011266-6

Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended		Je certifie que les statuts de la société susmentionnée ont été modifies :

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a) en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

(b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b) en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

(c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c) en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization.	☐	d) en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes.

April 25, 1996/le 25 avril 1996
Director-Directeur	Date of Amendment-Date de modification

Consumer and Corporation Affairs Canada	Consommation et Corporations Canada

		FORM 4	FORMULE 4
Canada Business	Loi régissant ls sociétés	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	par actions de régime fédéral	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1 — Name of corporation — Denomination de la société	2 — Corporation No. — Nº de la société

Extendicare Inc.	011266-6

3— The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:

The annexed Schedule 1 is incorporated in this form.

Date	Signature	Title —Titre

April 25, 1996	Barry L. Stephens	Secretary

FOR DEPARTMENTAL USE ONLY — À L’USAGE DU MINISTÈRE SEULEMENT
Filed-Déposée
APR/AVR 25 1996

Schedule 1 to the Articles of Amendment of
Extendicare Inc.

(a)	by subdividing and changing each Common Share issued and outstanding on the effective date of these articles of amendment into two Common Shares;

(b)	by redesignating the Non-voting Class A Shares, whether issued and outstanding or unissued, as Subordinate Voting Shares;

(c)	by redesignating the Common Shares, whether issued and outstanding or unissued, as Multiple Voting Shares; and

(d)	by amending the rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares and the Multiple Voting Shares by deleting Articles 4 and 5 of the articles of the Corporation, as heretofore amended, and substituting therefor Articles 4 and 5 as follows:

Article 4 – Subordinate Voting Shares

     The rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares as a class are as follows:

4.1 Dividends on Subordinate Voting Shares – Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, the holders of the Subordinate Voting Shares shall be entitled in any financial quarter to such dividends (if any) as the directors in their discretion may declare; provided, however, that no such dividend on the Subordinate Voting Shares shall be declared in any financial quarter unless contemporaneously therewith the directors shall declare a dividend, payable at the same time as such dividend on the Subordinate Voting Shares, on each Multiple Voting Share in an amount equal to the amount of the dividend payable at that time on each Subordinate Voting Share less the amount (if any) by which 2.5 cents multiplied by an amount equal to the number of prior financial quarters (if any) in the same financial year plus one exceeds the dividends (if any) previously declared on each Subordinate Voting Share less the dividends (if any) previously declared on each Multiple Voting Share in such financial year.

4.2 Subdivision, Consolidation, Reclassification or Change – No subdivision, consolidation, reclassification or other change of Subordinate Voting Shares or Multiple Voting Shares shall be made unless such subdivision, consolidation, reclassification or change is authorized by special resolutions of the holders of each of the Subordinate Voting Shares and

Multiple Voting Shares, voting separately as classes.

4.3 Voting – The holders of Subordinate Voting Shares shall be entitled to 1 vote for each Subordinate Voting Share held by them at all meetings of shareholders except meetings at which only holders of another class or series of shares are entitled to vote.

4.4 Dissolution – Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Subordinate Voting Shares and of the Multiple Voting Shares shall be entitled to receive the remaining assets of the Corporation and to participate in any distribution in respect thereof, in equal amounts per share, without preference or distinction.

Article 5 – Multiple Voting Shares

     The rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares as a class are as follows:

5.1 Conversion Privilege – Subject to the provisions of this Article 5, the holder of any Multiple Voting Shares shall have the right, at the holder’s option, at any time to convert such Multiple Voting Shares into fully paid and non-assessable Subordinate Voting Shares on the basis of 1 Subordinate Voting Share for each Multiple Voting Share. The conversion privilege of the holders of Multiple Voting Shares shall be transferable only with such shares and shall be inseparable therefrom.

5.2 Manner of Exercise of Conversion Privilege – The conversion of 1 or more Multiple Voting Shares as permitted by section 5.1 may be effected by the surrender of the certificate or certificates representing the same at any time during usual business hours at the option of the holder at any office of any transfer agent of the Corporation at which the Multiple Voting Shares are transferable or, there being no such transfer agent, at the registered office of the Corporation accompanied by (i) payment or evidence satisfactory to the Corporation of payment of the tax (if any) payable as provided in section 5.4 or evidence satisfactory to the Corporation that the Corporation has not and will not have any liability in respect of such tax and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing (with such execution guaranteed in such manner as the directors may from time to time require), in which instrument such holder may also elect to convert part only of the Multiple Voting Shares represented by such certificate or certificates in which event the Corporation shall issue and deliver or cause to be delivered to such holder, at the expense of the Corporation, a new certificate representing the Multiple Voting Shares represented by such certificate or certificates which have not been converted. As promptly as practical after the surrender, as herein provided, of any Multiple Voting Shares for conversion, the Corporation shall issue and deliver or cause to be delivered, to or upon the written order of the holder of the Multiple Voting Shares so surrendered, a certificate or certificates issued in the name of, or in such name Or names as may be directed by, such holder representing the number of fully-paid and non-assessable Subordinate Voting Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Multiple Voting Shares shall have been surrendered for conversion, so that the rights of the holder of such Multiple Voting Shares as the holder thereof shall cease at such time and the person or persons entitled to receive Subordinate Voting Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Subordinate Voting Shares at such time.

5.3 No Adjustment for Dividends – The registered holder of any Multiple Voting Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend and the registered holder of any Subordinate Voting Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Subordinate Voting Shares in respect of all dividends declared payable to holders of Subordinate Voting Shares of record on any date after the date of conversion. Subject as aforesaid, upon the conversion of any Multiple Voting Shares, the Corporation shall make no payment or adjustment on account of any dividends on the Multiple Voting Shares so converted or on account of any dividends on the Subordinate Voting Shares issuable upon such conversion.

5.4 Taxes on Conversion – The issuance of certificates for Subordinate Voting Shares upon the conversion of Multiple Voting Shares will be made without charge to the converting holders of Multiple Voting Shares for any fee or tax in respect of the issuance of such certificates or the Subordinate Voting Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Subordinate Voting Shares are issued in respect of the issuance of such Subordinate Voting Shares or the certificates therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Multiple Voting Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the

Corporation that such tax has been paid or that the Corporation has not and will not have any liability in respect of such tax.

5.5 Adjustment of Stated Capital Accounts – All Multiple Voting Shares converted into Subordinate Voting Shares in accordance with the provisions of this Article 5 shall be cancelled and on each such conversion the stated capital account maintained for the Multiple Voting Shares shall be reduced and the stated capital account maintained for the Subordinate Voting Shares shall be increased by an amount equal to the result obtained by multiplying the stated capital of the Multiple Voting Shares by the number of Multiple Voting Shares so converted divided by the number of Multiple Voting Shares outstanding immediately before such conversion.

5.6 Subdivision, Consolidation, Reclassification or Change – No subdivision, consolidation, reclassification or other change of Subordinate Voting Shares or Multiple Voting Shares shall be made unless such subdivision, consolidation, reclassification or change is authorized by special resolutions of the holders of each of the Subordinate Voting Shares and Multiple Voting Shares, voting separately as classes.

5.7 Dividends on Multiple Voting Shares – Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, the holders of Multiple Voting Shares shall be entitled in any financial quarter to such dividends (if any) as the directors in their discretion may declare; provided, however, that no such dividend on the Multiple Voting Shares shall be declared in any financial quarter unless contemporaneously therewith the directors shall declare a dividend, payable at the same time as such dividend payable on the Multiple Voting Shares, on each Subordinate Voting Share in an amount equal to the amount of the dividend payable at that time on each Multiple Voting Share plus the amount (if any) by which 2.5 cents multiplied by an amount equal to the number of prior financial quarters (if any) in the same financial year plus one exceeds the dividends (if any) previously declared on each Subordinate Voting Share less the dividends (if any) previously declared on each Multiple Voting Share in such financial year.

5.8 Voting – The holders of Multiple Voting Shares shall be entitled to 10 votes for each Multiple Voting Share held by them at all meetings of shareholders except meetings at which only holders of another class or series of shares are entitled to vote.

5.9 Dissolution – Subject to the prior rights of the holders of the Preferred Shares, the Class II Preferred Shares and the shares of any other class ranking senior to the Subordinate Voting Shares and the Multiple Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Subordinate Voting Shares and of the Multiple Voting Shares shall be entitled to receive the remaining assets of the Corporation and to participate in any distribution in respect thereof, in equal amounts per share, without preference or distinction.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Extendicare Inc.				011266-6

	Name of corporation-Dénomination de la société		Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de I’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de I’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

June 4, 2001 / le 4 juin 2001
	Director - Directeur	Date of Amendment - Date de modification

Industry Canada	Industrie Canada	FORM 4	FORMULE 4
		ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Canada Business	Loi canadienne sur	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)
Corporations Act	les sociétés par actions

1	-	Name of corporation - Dénomination de la société	2	-	Corporation No. - N° de la société
		EXTENDICARE INC.			0112666

3 -	The articles of the above-named corporation are amended as follows:	Les statutes de la société mentionnée ci-dessus sont modifiés de la façon suivante:

     (i) to add the following to article 5 of the certificate of continuance of the Corporation:

“The board of directors of the Corporation may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors so appointed may not exceed one-third of the number of directors of the Corporation elected at the previous annual meeting of shareholders.”

     (ii) to remove the following from article 8 of the certificate of continuance of the Corporation:

“The directors of the Corporation may without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations (including bonds, debentures, notes or any other evidence of indebtedness or guarantee, whether secured or unsecured) of the Corporation; and

(c)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including, without limitation, book debts, rights, powers, franchises and undertakings, to secure any debt obligations (including bonds, debentures, notes or any other evidence of indebtedness or guarantee) of the Corporation.

The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.”

Date May 29, 2001	Signature	Title - Titre Corporate Secretary

FOR DEPARTMENTAL USE ONLY - À L’USAGE DU MINISTÈRE SEULEMENT
Filed - Déposée JUN/JUIN - 4 2001